SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 13, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X
Enclosure: Press release –
AngloGold Ashanti Report for the quarter and year ended 31 December
2006 prepared in accordance with IFRS.

QUARTER 4
Report
for the quarter and year ended 31 December 2006
Group results for the quarter ….
· Gold production 4% higher to 1.469Moz
· Total cash costs slightly lower at $309/oz, primarily as a result of higher grades
· Price received 6% below spot price at $578/oz
· Adjusted headline earnings of $46m after taking into account year-end adjustments amounting to $100m
.... and for the year
· Gold production 9% lower to 5.6Moz
· Total cash costs up 10% to $308/oz, primarily as a result of lower grades and inflation
· Adjusted headline earnings doubled year-on-year to $413m, the company’s highest level of annual earnings ever recorded
· Company delivers strong earnings leverage to gold price, with earnings up 105% as against a gold price increase of 36%
· Ore Reserves increased 6% to 66.9Moz, with Mineral Resources up 3% to 181.6Moz, both net of depletion
· Final dividend declared at 240 South African cents per share or 33 US cents per share, resulting in a total dividend of 450 South
African cents or 62 US cents per share, a near doubling of total dividends as compared to 2005
Quarter
Year
Quarter
Year
ended
Dec
2006
ended
Sept
2006
ended
Dec
2006
ended
Dec
2005
ended
Dec
2006
ended
Sept
2006
ended
Dec
2006
ended
Dec
2005
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
45,697
43,864   175,253   191,783
1,469
1,410 5,635 6,166
Price received
1
- R/kg / $/oz
135,628
134,176   126,038     89,819
578
584 577 439
Total cash costs - R/kg / $/oz
72,422
71,495     67,133     57,465
309
311 308 281
Total production costs - R/kg / $/oz
98,145
95,267     90,345     76,495
419
414
414 374
Financial review
Gross profit - R / $ million
1,639
1,981       2,700       1,099
133
349 443 185
Gross profit adjusted for the effect
of unrealised non-hedge
derivatives
2
- R / $ million
1,959
2,020       7,207       2,999
269
283 1,058 470
Profit (loss) attributable to equity
shareholders
- R / $ million
69
1,470        (587)
(1,255)
(72)
268 (44) (182)
Headline (loss) earnings ³ - R / $ million
(150)
1,471        (838)
(716)
(103)
268 (80) (97)
Headline earnings before unrealised
non-hedge derivatives, fair value
adjustments on convertible bond
and interest rate swaps
4
- R / $ million
343
1,011       2,790
1,272
46
141 413 201
Capital expenditure - R / $ million
1,861
1,542       5,533
4,600
260
220 817 722
Earnings (loss) per ordinary share - cents/share
Basic
25
533       (215)
(474)
(26)
97 (16) (69)
Diluted
25
533       (215)
(474)
(26)
97 (16) (69)
Headline³
(54)
534       (307)
(271)
(37)
97 (29) (37)
Headline earnings before unrealised
non-hedge derivatives, fair value
adjustments on convertible bond
and interest rate swaps
4
- cents/share
124
367       1,022          481
17
51 151 76
Dividends                                       -
cents/share
240
450         232
33
62 36
Notes:
1.
Refer to note D of “Non-GAAP disclosure” for the definition.
2.
Refer to note B of “Non-GAAP disclosure” for the definition.
3.
Refer to note 8 of “Notes” for the definition.
4.
Refer to note A of “Non-GAAP disclosure” for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 31 December 2006
Price received
1
Production
Total cash costs
Cash gross
profit
2
Gross profit
(loss) adjusted
for the effect of
unrealised non-
hedge
derivatives
3
$/oz
%
Variance
4
oz (000)
%
Variance
4
$/oz
%
Variance
4
$m
%
Variance
4
$m
%
Variance
4
Sunrise Dam
625
(21)
153
42
293
(15)
54
23
43
23
Great Noligwa
559
(7)
149
(1)
232
(14)
49
–
35
(10)
Mponeng
556
(7)
148
(5)
247
14
48
(17)
30
(32)
AngloGold Ashanti Mineração
746
26
69
3
192
(7)
36
38
32
39
Kopanang
558
(7)
118
6
262
(8)
35
3
27
(7)
TauTona
559
(7)
116
(10)
277
14
32
(29)
20
(35)
Cripple Creek & Victor
626
65
86
25
259
7
31
182
23
667
Morila
5
616
(1)
48
(4)
317
14
17
(6)
13
(7)
Yatela
5
615
(1)
34
–
222
(5)
17
31
14
75
Sadiola
5
612
(2)
50
9
277
–
16
(6)
12
(14)
Serra Grande
5
670
24
24
–
207
7
11
38
8
14
Geita
608
(2)
80
10
586
9
11
120
–
100
Tau Lekoa
561
(6)
45
2
373
(11)
8
14
(3)
(200)
Cerro Vanguardia
5
450
(8)
43
(22)
340
60
8
(53)
(1)
(110)
Siguiri
5
539
7
77
24
383
(12)
8
100
(3)
–
Savuka
568
(5)
21
(19)
339
15
6
(25)
5
(29)
Navachab
619
(1)
20
(13)
303
19
6
(25)
4
(33)
Bibiani
606
(3)
5
(38)
508
(28)
5
600
4
300
Iduapriem
5
495
(2)
39
(11)
366
8
5
(29)
2
(33)
Moab Khotsong
558
(6)
13
18
498
(26)
–
100
(6)
(20)
Obuasi
501
6
98
4
437
13
(8)
(300)
(22)
(83)
Other
34
31
40
(11)
31
(14)
AngloGold Ashanti
578
(1)
1,469
4
309
–
434
2
269
(5)
1
Refer to note D of “Non-GAAP disclosure” for the definition.
2
Refer to note F of “Non-GAAP disclosure” for the definition.
3
Refer to note B of “Non-GAAP disclosure” for the definition.
4
Variance December 2006 quarter on September 2006 quarter – increase (decrease).
5    Attributable.
Rounding of figures may result in computational discrepancies.

Financial and operating review
OVERVIEW FOR THE QUARTER AND YEAR
FOURTH QUARTER
The December quarter was marked by an improved
operational performance, with production 4% higher to
1.469Moz and total cash costs slightly lower at $309/oz,
both in line with company forecasts. The price received
for the quarter was also well within the estimated range, at
$578/oz, or 6% below the average spot price, as the
company continued its strategy of delivering into the
hedge book as fully as possible.
Adjusted headline earnings for the quarter, at $46m, were
reduced by year-end accounting adjustments that
amounted to $100m. Of this, non-cash charges of $42m
related to the vesting of certain share-based awards, as
well as the company’s employee share ownership plan
and black economic empowerment scheme. The
remaining $56m was related to redundancy costs at
Obuasi in Ghana and changes to both current, deferred
and indirect tax provisions, as well as rehabilitation and
amortisation charges.
During the fourth quarter, the company experienced
12 fatal accidents, of which the seismic event at TauTona
claimed the lives of five employees in late October. The
group’s fatal injury frequency rate (FIFR) for the quarter
regressed 29%, from 0.21 to 0.27 per million man hours
worked. The lost-time injury frequency rate (LTIFR)
improved by 14%. For the year, the FIFR, at 0.22,
represented a 57% increase, and a significant
deterioration in what had been an improving safety trend.
The LTIFR also regressed for the year by 14%,
notwithstanding solid safety performances from several
operations, including Cripple Creek & Victor, which has
operated without a lost-time injury since November 2003.
The AngloGold Ashanti management team is determined
to improve the company’s safety performance, with the
objective of achieving injury and fatality-free workplaces.
While there were improvements at Tau Lekoa and Moab
Khotsong and a particularly strong performance from
Kopanang due to a 12% yield increase, production from
the South African assets was marginally lower this
quarter. In particular, lower tonnes treated at Great
Noligwa and lower yields at Savuka resulted in production
declines, while at TauTona, production was reduced by
seismicity concerns that halted mining on several panels.
Total cash costs for the South African assets were well-
contained quarter-on-quarter at R62,888/kg.
Of the other African assets, Sadiola in Mali and Geita in
Tanzania reported production increases of 9% and 10%,
respectively, after recovered grade improved 21% at
Sadiola and 17% at Geita over the quarter. Siguiri in
Guinea also posted strong results, with production 24%
better to 77,000oz as a result of higher tonnage
throughput and total cash costs 12% lower. The
Ghanaian operations had a mixed quarter, with production
4% higher at Obuasi and 11% lower at Iduapriem, in both
cases the result of grade changes. The sale of
Bibiani, also in Ghana, to Central African Gold plc,
was completed in December for a consideration of
$40m which resulted in a profit on disposal of assets
of $25m.
The international assets reported generally strong
results, particularly at Sunrise Dam in Australia,
where production was 42% higher and total cash
costs 17% lower as mining progressed in the open-pit
to higher grade areas as planned. Cripple Creek &
Victor in Colorado also saw a significant production
increase to 86,000oz, while in South America,
production was generally steady at the Brazilian
operations but 22% lower at Cerro Vanguardia in
Argentina due to lower grades.
YEAR
For the year ended 31 December 2006, gold
production was 9% lower at 5.635Moz. This year-on-
year decline was largely attributable to a significantly
reduced contribution from Geita due to the delayed
cut-back of the operation’s main pit. Production
decreases at Bibiani as it phased into closure mode,
as well as at Great Noligwa due to lower yields also
contributed to the group’s overall production decline,
as did the restructurings of Savuka and Tau Lekoa to
achieve higher profitability at lower production rates.
Although total cash costs for the year increased 10%
to $308/oz, the company’s stringent approach to cost
management, particularly in the face of rising
commodity input prices, yielded $73m in cost-savings
during 2006. The majority of this, or $50m, was
again derived from the South African operations, from
which $144m in savings was also obtained in 2005.
Adjusted headline earnings doubled year-on-year to
$413m, representing strong leverage to the gold price
despite these cost pressures.
In 2006, AngloGold Ashanti recorded an increase in
total ore reserves before depletion of 10.1Moz. After
depletion, this represents a 6% increase year-on-
year, from 63.3Moz in 2005 to 66.9Moz in 2006.
Significant additions included 2.9Moz at Mponeng
due to the inclusion of the VCR Below 120 Level
project, and 1.1Moz at Cripple Creek & Victor as a
result of a planned extension of that operation’s life.
The company’s total Mineral Resource before
depletion increased by 14.1Moz for the year. After
depletion, this represents an increase of 5.8Moz,
from 175.8Moz in 2005 to 181.6Moz in 2006.
Significant additions included 5.2Moz at Obuasi as a
result of exploration and changes in the estimation
methodology of the below-50 level area and 2.1Moz
each at Boddington, Geita and Navachab, primarily
due to successful brownfields exploration.

A dividend of 240 South African cents (33 US cents)/
share has been declared for the six months ended
31 December 2006.
The company is pleased to welcome Mr Sipho Pityana
to its Board of Directors, effective 13 February 2007.
Sir Sam Jonah simultaneously announced his
resignation from the Board, effective immediately.
AngloGold Ashanti wishes to thank Sir Sam his years of
dedicated service to the company.
Looking ahead, and taking into account the impact of
the recent slope failure at Geita together with a revised
mining strategy at TauTona due to seismicity,
production for the first quarter is estimated to be
1.34Moz at an average total cash cost of $327/oz
assuming the following exchange rates: R7.50/$,
A$/$0.76, BRL2.20/$ and Argentinean peso 3.15/$.
Capital expenditure is estimated at $272m and will be
managed in line with profitability and cash flow.
The table below provides guidance for the year in
respect of forecast ounces, total cash costs and capital
expenditure. In 2007, AngloGold Ashanti expects
production to increase to approximately 5.8Moz.
Total cash costs are anticipated to be $309/oz, based
on the following exchange rate assumptions: R7.50/$,
A$/$0.76, BRL2.20/$ and Argentinean peso 3.15/$.
Capital expenditure for the year is estimated to be
$1,070m.
Operational forecast for 2007
Operation
Forecast Production
Ounces (000)
Expected
Cash Cost
US$/oz*
Forecast Capital
Expenditure
US$m**
SOUTH AFRICA
2,500
286
363
Vaal River
Great Noligwa
580
295
40
Kopanang                                                                                                   470
260
58
Tau Lekoa
160
426
15
Surface Operations
120
300
-
Moab Khotsong
80
470
80
West Wits
Mponeng                                                                                                     550
249
87
Savuka                                                                                                          70
372
4
TauTona                                                                                                      470
252
79
ARGENTINA                                                                                               200
263
23
Cerro Vanguardia
200
260
23
AUSTRALIA                                                                                               580
275
346
Sunrise Dam
580
266
34
Boddington                                                                                                      -
-
312
BRAZIL                                                                                                       410
202
84
AngloGold Ashanti Brasil Mineração
320
178
65
Serra Grande
90
244
19
GHANA                                                                                                       570
369
133
Iduapriem                                                                                                    170
403
46
Obuasi                                                                                                        400
355
87
GUINEA                                                                                                      270
399
14
Siguiri                                                                                                         270
399
14
MALI                                                                                                          480
327
13
Morila – Attributable 40%
200
297
4
Sadiola – Attributable 38%
170
364
7
Yatela – Attributable 40%
110
326
2
NAMIBIA                                                                                                      80
359
5
Navachab                                                                                                     80
359
5
TANZANIA                                                                                                 400
479
53
Geita                                                                                                           400
479
53
NORTH AMERICA
310
276
25
Cripple Creek & Victor
310
267
25
Other
-                                        -
10
AngloGold Ashanti
5,800
309
1,070
*
Assumes the following exchange assumptions to the US dollar: R7.50/$, A$/$0.76, BRL2.20/$ and Argentinean peso 3.15/$.
**
Capital expenditure is managed in line with earnings and cash flow, and may fluctuate accordingly.

OPERATING RESULTS FOR THE QUARTER
SOUTH AFRICA
At Great Noligwa, lower off-reef mining resulted in a
3% grade increase. Despite this, gold production
declined marginally to 4,640kg (149,000oz). Total cash
costs improved by 12% to R54,393/kg ($232/oz),
mainly as a result of an improved by-product
contribution. Gross profit adjusted for the effect of
unrealised non-hedge derivatives decreased 9% to
R256m ($35m) due to declines in both volume and the
price received.
The Lost-Time Injury Frequency Rate (LTIFR) was
11.49 lost-time injuries per million hours worked (14.74
for the previous quarter). Regrettably, two people were
fatally injured in separate fall of ground incidents during
the quarter.
At Kopanang, yield improved 12% following increased
mining of the operation’s higher-grade sections and
production consequently improved 6% to 3,657kg
(118,000oz). Total cash costs, which were positively
affected by the higher production and lower power
charges, decreased 5% to R61,570/kg ($262/oz).
Gross profit adjusted for the effect of unrealised non-
hedge derivatives, at R201m ($27m), was marginally
lower than that of the previous quarter.
The LTIFR was 13.75 (14.36). Regrettably, one person
died in a fall of ground incident.
Production at Moab Khotsong rose 25% quarter-on-
quarter to 411kg (13,000oz) and total cash costs
consequently improved 24% to R116,485/kg ($498/oz).
Gross loss adjusted for the effect of unrealised non-
hedge derivatives increased 19% to R43m ($6m)
following lower cost efficiencies as the operation builds
up to full production, combined with a reduced price
received.
The LTIFR was 9.53 (18.64). Regrettably, one person
was fatally injured by a fall of ground incident.
At Tau Lekoa, gold production increased by 2% to
1,387kg (45,000oz) following adjustments made to the
stoping width, which resulted in a 21% yield
improvement. Total cash costs also benefited from the
lower stoping width, as well as from seasonally lower
power charges, declining 8% to R87,829/kg ($373/oz).
Gross loss adjusted for the effect of unrealised non-
hedge derivatives was R25m ($3m) versus a profit of
R19m ($3m) in the previous quarter due to declines in
both volume and the price received.
The LTIFR was 24.22 (30.67).
At Mponeng, a combination of increased off-reef
mining and backfill availability problems resulted in a
production decrease of 5% to 4,595kg (148,000oz),
notwithstanding a significant production and cost
outperformance for the year. Total cash costs, at
R57,887/kg ($247/oz), were 16% higher primarily due
to the lower production and the payment of back-dated
labour performance bonuses during the quarter. As a
consequence, gross profit adjusted for the effect of
unrealised non-hedge derivatives declined 30% to
R224m ($30m).
The LTIFR was 12.17 (13.40).
Production at Savuka was 19% lower to 654kg
(21,000oz), after decreases in both face advance and
reef-area mining resulted in a 13% yield decline.
Total cash costs accordingly increased 17% to
R79,339/kg ($339/oz) and gross profit adjusted for the
effect of unrealised non-hedge derivatives decreased
22% to R38m ($5m).
The LTIFR was 13.97 (20.51).
At TauTona, production declined 10% to 3,604kg
(116,000oz) after concerns about seismicity halted
mining on several panels and resulted in lower volume
mined for the quarter. As a result, total cash costs
increased 17% to R65,013/kg ($277/oz) and gross
profit adjusted for the effect of unrealised non-hedge
derivatives declined 34% to R147m ($20m).
The LTIFR was 17.27 (16.40). Regrettably, five people
were killed in a seismically-induced fall of ground
incident in October.
ARGENTINA
At Cerro Vanguardia (92.5% attributable), gold
production decreased 22% to 43,000oz, primarily due
to lower feed grade as planned. Total cash costs rose
60% to $340/oz as a result of reductions in both gold
production and the silver by-product credit. Gross loss
adjusted for the effect of unrealised non-hedge
derivatives was $1m, versus a profit of $10m in the
previous quarter. This significant decline was the result
of the lower production and higher total cash costs,
combined with a lower price received.
The LTIFR was 1.97 (8.51).
AUSTRALIA
At Sunrise Dam, mining progressed in the open-pit to
the higher grade areas as planned, with recovered
grade 35% better to 4.2g/t and tonnes treated 18%
higher. Production consequently increased to a record
153,000oz, a 42% improvement quarter-on-quarter.
Total cash costs accordingly decreased by 17% to
A$380/oz ($293/oz), which also resulted in a 20%
increase in gross profit adjusted for the effect of
unrealised non-hedge derivatives to A$55m ($43m),
despite a decrease of 23% in the price received.
The underground project, where mining continues to
access the high-grade Western Shear zone ore,
continued to supplement Sunrise Dam production.

Development is also accessing further ore in the Dolly,
Mako and Watu lodes. During the quarter, 235m of
underground capital development and 2,062m of
operational development were completed.
The LTIFR was 0 (4.71).
BRAZIL
A
t AngloGold Ashanti Brasil Mineração, production
increased 3% to 69,000oz, reflecting better results from
heap leaching activities, in addition to higher production
from the Cuiabá mine as the expansion project was
completed. Total cash costs improved 7% to $192/oz
due to better grades at Cuiabá and a higher sulphuric
acid by-product credit. Gross profit adjusted for the
effect of unrealised non-hedge derivatives increased
39% to $32m, primarily as a consequence of
improvements in production and in the price received.
The LTIFR was 2.15 (2.70).
At Serra Grande (50% attributable), gold production
remained steady at 24,000oz. Total cash costs rose
7% to $207/oz, however, due to higher expenditures on
equipment maintenance and replacement mill liners.
Gross profit adjusted for the effect of unrealised non-
hedge derivatives increased 14% to $8m as an
improved price received offset the effect of higher total
cash costs.
The LTIFR was 2.32 (0.00).
GHANA
On 1 December, the sale of Bibiani to Central African
Gold plc was completed for a consideration of $40m.
As a consequence, reported production was derived
from only two of the quarter’s three months and was
composed entirely of the reclamation of the lower
phases of the slimes dams, which resulted in a
decrease of 38% to 5,000oz. In spite of the lower
production, total cash costsimproved 28% to $508/oz
as a result of savings obtained from the general
downscale of the operation combined with the fact that
a third quarter contractor settlement was not repeated
in the fourth quarter. These factors also contributed to a
significant improvement in gross profit adjusted for the
effect of unrealised non-hedge derivatives to $4m,
versus a loss of $2m in the previous quarter.
The LTIFR was 0.00 (4.45).
At Iduapriem (85% attributable), production declined
11% to 39,000oz as a result of the combined effect of
mill stoppages and lower grades. Total cash costs
consequently rose 8% to $366/oz and gross profit
adjusted for the effect of unrealised non-hedge
derivatives declined 33% to $2m.
The LTIFR was 1.12 (0.00).
At Obuasi, improved grade resulted in a 4% production
increase to 98,000oz. Total cash costs, however,
increased by 13% to $437/oz due to higher royalty
costs associated with the rising gold price, as well as
inflation-related increases of the fuel price and
contractor rates. The ongoing power rationing exercise
currently underway in Ghana also impacted negatively
on costs. Gross loss adjusted for the effect of
unrealised non-hedge derivatives increased to $22m,
compared with $12m in the previous quarter, mainly
due to once-off retrenchment costs of $15m following a
right-sizing exercise carried out at the operation in
December.
The LTIFR was 2.63 (2.05). The mine achieved
2 million fatality free shifts in the last month of the
quarter.
REPUBLIC OF GUINEA
At Siguiri (85% attributable), production increased 24%
to 77,000oz, mainly due to higher tonnage throughput.
Total cash costs consequently fell 12% to $383/oz and
gross loss adjusted for the effect of unrealised non-
hedge derivatives, at $3m was the same as the third
quarter.
The LTIFR was 1.23 (0.00). Regrettably, two of the
mining contractor’s employees died in an accident
between a haul truck and a light vehicle in December.
MALI
At Morila (40% attributable), production decreased 4%
to 48,000oz due to a 10% decline in recovered grade
that was partially offset by increased tonnage
throughput. Total cash costs increased 14% to $317/oz
as a result of the lower production. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives, at $13m, was 7% lower due to declines in
both production and the price received.
The LTIFR was 1.18 (2.22).
At Sadiola (38% attributable), production increased 8%
to 50,000oz due to a 21% increase in recovered grade,
a function of the treatment of both sulphide and oxide
ore during the quarter as opposed to the exclusive
treatment of the lower-grade oxide ore during the
previous quarter. An 11% decrease in tonnage
throughput partially offset the effect of the grade
increase. Total cash costs were marginally lower at
$277/oz, with the higher operating costs associated
with the treatment of sulphide ore somewhat mitigating
the impact of higher grades. Gross profit adjusted for
the effect of unrealised non-hedge derivatives declined
14% to $12m due to a lower price received.
The LTIFR was 0.98 (0.00).

At Yatela (40% attributable), production remained
constant at 34,000oz. Tonnage stacked was 36%
higher than during the previous quarter but was not
matched by increased gold production due to the delay
in the release of high-grade ounces stacked in
December. Total cash costs were 5% lower, at $222/oz,
due to economy of scale benefits associated with the
increase in tonnage stacked. Gross profit adjusted for
the effect of unrealised non-hedge derivatives
increased 75% to $14m due to a credit adjustment on
restoration and decommissioning charges during the
quarter.
The LTIFR was 1.66 (0.00). Regrettably, a conveyor
belt accident led to a fatality at Yatela in the last month
of the quarter.
NAMIBIA
Gold production at Navachab, at 20,000oz, was 13%
lower than that of the previous quarter due to declines
in both recovered grade and tonnage throughput, which
was adversely affected during the quarter by a major
mill relining. Total cash costs increased 18% to $303/oz
due to the lower production. Gross profit adjusted for
the effect of unrealised non-hedge derivatives
decreased 33% to $4m as a result of declines in both
production and price received.
The LTIFR was 0.00 (8.46).
TANZANIA
Production at Geita improved 10% to 80,000oz,
primarily as a consequence of a 17% increase in
recovered grade. Total cash costs, however, were 9%
higher to $586/oz due to increased expenditure on
equipment maintenance and an unfavourable
adjustment for excess waste stripping. Gross profit
adjusted for the effect of unrealised non-hedge
derivatives rose from a loss of $7m in the previous
quarter to a break-even point in the fourth quarter as a
result of the improved production.
The LTIFR was 0.34 (0.68).
USA
At Cripple Creek & Victor (67% ownership with 100%
interest in production until initial loans are repaid),
production increased 25% to 86,000oz as solution flows
on the leach pad returned to normal levels. Because
leach pad accounting assigns the historic average cost
per recoverable ounce placed on the pad to each ounce
produced, the significantly higher fuel prices and
inflation-related wage increases that have affected
CC&V over the course of the last two years resulted in
a 7% increase in total cash costs to $259/oz for the
fourth quarter of 2006. Gross profit adjusted for the
effect of unrealised non-hedge derivatives, at $23m,
was $20m higher than that of the previous quarter due
to the improved production and a better price received.
The LTIFR was 0.00 (0.00). In December, CC&V
achieved 37 months without a lost-time accident.
Notes:
· All references to price received includes realised non-hedge derivatives.
· In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
· Adjusted headline earnings is headline earnings before unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps and deferred tax thereon.
· Rounding of figures may result in computational discrepancies.

Exploration
Total exploration expenditure amounted to $32m
($16m expensed, $16m capitalised) during the
fourth quarter of 2006, compared to $26m ($16m
expensed, $10m capitalised) in the previous quarter.
BROWNFIELDS EXPLORATION
In Australia, at Sunrise Dam, exploration focused
on completing infill drilling for the underground
project targets at Cosmo, Hammerhead and West of
Western Shea and drilling of the Tiger target
commenced in December. Significant results were
received in all targeted lodes. At the Boddington
mine, six diamond drilling rigs were employed to
advance Resource conversion and near-mine pit
extension exploration.
At Siguiri, in Guinea, infill and extension drilling
continued at the Kintinian and Sintroko prospects,
as did a drill programme to upgrade the spent heap
leach pad from an Inferred to Indicated Resource.
The potential re-treatment of the pad through the
new CIP plant is under investigation. Diamond
drilling to establish the structural controls of the
mineralisation at Foulata, located 35km west of the
current Siguiri operation, also recommenced.
At Geita, in Tanzania, three diamond drill holes
were completed at the Star & Comment gap area,
with results pending. Limited drilling at the Area 3
West – Central prospect and reconnaissance drilling
at the Mabe and Star & Comet North prospects both
returned encouraging results.
At Morila in Mali, the grant-wide exploration
programme encountered some broad, low-grade
zones but most holes have shown insignificant
intersections. At Sadiola, infill drilling commenced
on upgrading Inferred Resources to Indicated for the
Deep Sulphide Project.
At Navachab, in Namibia, drilling of the Gecko
Central and Anomaly 16 prospects has been
completed and geostatistical modelling is underway.
Scout drilling of the Pub Grid anomalies has
commenced, with some encouraging results. Thirty-
three Reverse Circulation (RC) holes totalling
4,130m have been completed around the area of
the main pit as part of the western pushback
evaluation.
In Argentina, at Cerro Vanguardia, resource
reconnaissance drilling has been largely completed.
At Córrego do SÍtio, in Brazil, infill drilling
conversion of open-pit Resources to Reserves
continued and new orebodies are being probed.
At Cripple Creek & Victor in the United States,
drill results within the Life of Mine Extension
Project area have been encouraging and
additional modelling has been completed.
Development drilling continues in the South
Cresson Deposit to define final pit depths and
high wall designs.
GREENFIELDS EXPLORATION
Greenfields exploration activities continued
during the fourth quarter in Australia, Colombia,
DRC, China, Laos, Philippines, and Russia.
In Australia, encouraging drill results were
again obtained at the Tropicana joint venture
project from both the Tropicana and Havana
zones. At Tropicana, RC and diamond drilling
was focused on 50m by 100m spaced infill
holes designed to test mineralisation down-dip
on selected sections and to better define the
orientation of high-grade shoots. Better results
received from Tropicana during the quarter
include: 12.0m @ 7.0g/t (includes 9.0m @
9.14g/t), 19.0m @ 3.78g/t (includes 11.0m @
6.14g/t), 26.0m @ 3.04g/t (includes 13.0m @
3.87g/t), 19.0m @ 2.86g/t (includes 17.0m @
3.11g/t), 15.0m @ 3.09g/t (includes 4.0m @
8.78g/t).
At Havana, RC and diamond drilling returned
results including 33.0m @ 2.57g/t (includes
22.0m @ 3.59g/t), 10.0m @ 4.18g/t (includes
8.0m @ 5.13g/t), 10m @ 5.3g/t, 11m @ 3.4g/t,
21.0m @ 4.03g/t (includes 14.0m @ 5.75g/t),
30.0m @ 4.45g/t (includes 17.0m @ 6.95g/t),
63.0m @ 2.98g/t (includes 40.0m @ 3.79g/t),
and 18.0m @ 3.93g/t (includes 14.0m @
4.84g/t).
Regional exploration programmes continued at
an accelerated pace in Colombia during the
fourth quarter. Follow-up drilling was undertaken
on AngloGold Ashanti’s bulk-tonnage targets at
Gramalote and Quinchia, located in the
Antioquia and Middle Cauca regions,
respectively, together with the initial drill testing
of the joint venture prospects El Carmen (with
local partner Mineros) and San Martin (with
Bema Gold). Results for this latest drilling are
pending.

Drill target definition on AngloGold Ashanti’s new La
Colosa gold-copper porphyry prospect also
advanced, with drill testing expected to commence
during the first quarter of 2007.
During the fourth quarter, drilling in the Mongbwalu
region of the DRC, focused on evaluating the
resource potential of the Pluto sector, located to the
north-east of the historical Adidi-Kanga mines.
Additional open-pit resource potential has also been
identified to the north in the Issuru sector, and
drilling of this target is expected to commence
during the first quarter. Follow-up drilling was also
completed in the “DD051” sector (located south-east
of Adidi-Kanga, and with a previously reported
intercept of 13.74m @ 6.40g/t from 57m) and
around the known mineralisation in the Nzebi mine.
Results are pending. The best results obtained from
the Mongbwalu area included: 6.05m @ 20.29g/t
(DDH084: 127.3 – 133.25m, Nzebi area), 3.39m @
7.87g/t (DDH116: 102.94 – 106.33m, Adidi area),
5.53m @ 8.14g/t (DDH134: 260.7 – 266.23m; Pluto
area).
In the first quarter of 2007, an additional two RC rigs
will arrive on-site to assist with infill drilling and an
airborne geophysical survey will be flown over the
Mongbwalu District to cover the central Mongbwalu
area, together with the Galaya-Lodjo prospects
(located 20km to the north of Mongbwalu) and the
Kilo-Camp III gold camp to the south-east.
In Russia, drafting of the Polymetal Strategic
Alliance agreements continued. On the completion
of the Sale and Purchase Agreement with Trans-
Siberian Gold, which is close to finalisation, the
Veduga and Bogunay projects will be incorporated
into the Polymetal Strategic Alliance. A targeting
and budget preparation meeting was held in
Krasnoyarsk for the Veduga project, which resulted
in the definition of 19 targets for evaluation in 2007.
In China, a second cooperative joint venture
(CJV) was signed with local partners at the
Jinchanggou Project in Gansu Province. The
process of registering the CJV and applying for
the business licence has now commenced.
This follows AngloGold Ashanti’s first CJV at
Yili-Yunlong in Xinjiang Province.
In the Philippines, work continued on finalising
the Mapawa joint venture agreement with Red
5. Final tenement grant for Mapawa is now
awaited from the Manila Central Mines and
Geosciences Bureau, the granting of which will
allow more detailed exploration of the area to
commence.
In Laos, regional reconnaissance stream
sediment / rock chip sampling and mapping
programmes were conducted in two areas of
north-western Laos under the joint venture with
Oxiana Limited. A technical review of the
Truongson fold belt, which hosts the Sepon and
Phu Bia copper-gold mines, identified a number
of areas analogous to these deposits. Field
visits to the highest priority target areas are in
progress to determine the existence of
favourable geology, structures and
mineralisation.

Review of the gold market
Over the fourth quarter of 2006, spot gold traded
in a range of $88, from a low of nearly $561/oz to
a high of $649/oz. The fourth quarter range,
similar to that of the previous quarter, highlighted
the increasing stability of the gold market, which
was also evidenced in that the spot price
remained above $600/oz throughout the last two
months of the quarter.
The average spot price for the quarter of $614/oz
represents a decline of approximately $7/oz or
1.3% from that of the third quarter, resulting in a
an average spot price for the year of $604/oz.
While this marks a retreat from the 26-year high of
$725/oz that was reached in May 2006, it also
represents a 36% increase on the average annual
gold price in 2005, and the greatest annual gain
since 1980.
The average rand gold price for the fourth quarter
was R143,725/kg, generally in line with that of the
previous quarter. The average annual rand gold
price was R131,320/kg, a 44% increase over that
of 2005.
PHYSICAL MARKET
While the gold price volatility that characterised
the first half of 2006 contributed heavily to the
16% decline in global jewellery offtake for the
year, lower prices and, in particular, renewed
price stability in the third and fourth quarters saw
some pent-up demand surges from key markets
such as India, which posted record gold imports
even as the price steadied above $600/oz.
This was less evident in the Middle East, where
the combination of high and volatile gold prices
early in the year resulted in a 22% decline in
fabrication, despite a late-year recovery. Chinese
jewellery fabrication, however, increased
approximately 5% for the year, supported
primarily by higher local consumption, while the
North American retail market shifted to lighter
carat and mixed material jewellery in the face of
volatile gold prices. This shift negatively affected
local gold fabrication and resulted in a 19%
decline in jewellery imports, impacting the key
jewellery-producing markets of Italy and Turkey,
where fabrication fell 40% in the first ten months
of the year.
INVESTMENT MARKET
The confirmation in November that sales in the
second year of the second Central Bank Gold
Agreement (CBGA) were 104t lower than the
permissible ceiling of 500t provided a bullish
signal for both the gold market and investors in
the fourth quarter. Most market analysts continue
to speculate that the CBGA signatories are indeed
unlikely to fulfil their full quota for the remaining
three years of the second agreement.
On 31 January, the IMF announced that its
independent advisory group had recommended
the sale of 400t of its total 3,217t gold holding in
order to meet an expected shortfall in annual
revenue. While this remains a recommendation
and an official IMF decision is yet to be taken, it
should be noted that the terms of the
recommendation state that the potential sale
would not add to the announced volume of sales
from official sources and should be handled in
such as way so as to avoid causing disturbances
to the broader gold market.
Exchange traded gold holdings grew by over 14%,
or 77.5t, in the fourth quarter, resulting in a
worldwide investment in gold ETFs valued at
$12.8bn by the close of 2006. Also notable was
new investor interest in physical gold towards the
end of the year, with both gold bullion coins and
small bars seeing steady demand, possibly
related to the emergence over the course of the
year of increased “safe haven” buying driven by a
sense of rising geopolitical and economic
insecurity.
Trading in the gold futures market was restrained
over the quarter and, on average, the net long
positions reported by the Commodities Future
Trading Commission, fell 15% quarter-on-quarter.
PRODUCER HEDGING
Preliminary figures for 2006 indicate that gold
producers reduced hedges by more than 400t of
gold during the year, through delivering into
contracts and unwinding gold hedge contracts.

This is the highest annual figure recorded and is
approximately five times the reduction seen in
2005.
CURRENCIES
Recovering somewhat from the economic and
political uncertainty that featured strongly in the
third quarter, the rand gained ground against the
US dollar during the fourth quarter, opening at
R7.75/$ and closing at R6.97/$. However,
quarter-on-quarter, the average rand dollar
exchange rate weakened by 2% to R7.31. For the
full year, the average rand dollar exchange rate
was R6.77/$, some 6.3% weaker that the previous
year’s average of R6.37/$.
Against the euro, the US dollar weakened slightly
during the quarter, averaging $/€1.29 versus the
third quarter average of $/€1.27. Looking forward,
the market consensus for 2007 is for a weaker
US dollar due to an expected slowing of the US
economy and the continuation of the “twin deficit”
problem, thus giving further support to the gold
price.
HEDGING
As at 31 December, the net delta hedge position
of AngloGold Ashanti was 10.16Moz or 316t,
valued at the spot gold price at the quarter-end of
$636.30/oz, $35.20/oz higher than that of the
previous quarter. This net delta position reflects
an increase of some 0.66Moz or 20t quarter-on-
quarter, due to the higher fourth quarter-end gold
price, offset by decreases related to maturing
hedge contracts, buybacks and other delta-
reducing strategies as part of a broader hedge
reduction strategy.
The marked-to-market value of the hedge position
as at 31 December 2006 was a negative $2.9bn
(at 30 September 2006: negative $2.78bn). The
increase in the marked-to-market position was
primarily due to the higher gold price of
$636.30/oz offset by the lower prevailing
exchange rates, interest rates and volatilities
prevailing at quarter-end, combined with the
impacts of the changed hedge position quarter-
on-quarter.
The price received by the company for the quarter
was $578/oz, $36/oz or some 6% below the
average spot price for the period of $614/oz.
The company continues to actively manage its
hedge position in a value accretive manner and
during the quarter a number of hedge contracts
maturing in the near-term were restructured into
longer dated options contracts. A number of the
short dated long positions from the fourth quarter
2006 were rolled out into 2007 resulting in a net
long dollar gold position of 12,957kg at an
average of $639/oz for 2007. These long positions
will be integrated into the hedge book and used to
reduce hedging commitments in future periods, in
line with past practice.
Looking to 2007, and assuming a gold price range
similar to that seen last year, the received gold
price for the group is likely to be some 8% to 10%
below the spot gold price.
In order to simplify the reporting effect of the gold
hedges on the received price, from 1 January
2007, AngloGold Ashanti will in its group
financials show an average received gold price,
which will be similar across all of its mines.

Hedge position
As at 31 December 2006, the group had outstanding
the following forward-pricing commitments against
future production. The total net delta tonnage of the
hedge of the company on this date was 10.16Moz or
316t (at 30 September 2006: 9.50Moz or 296t).
The marked-to-market value of all hedge
transactions making up the hedge positions was a
negative $2.903bn (negative R20.324bn) as at
31 December 2006 (at 30 September 2006:
negative $2.777bn or R21.56bn). This value at
31 December 2006 was based on a gold price of
$636.30/oz, exchange rates of R7.001/$ and
A$/$0.7886 and the prevailing market interest rates
and volatilities at that date.
As at 12 February 2007, the marked-to-market
value of the hedge book was a negative
$3.147bn (negative R22.73bn), based on a gold
price of $664.50/oz and exchange rates of
R7.225/$ and A$/$0.7736 and the prevailing
market interest rates and volatilities at the time.
These marked-to-market valuations are not
predictive of the future value of the hedge
position, nor of future impact on the revenue of
the company. The valuation represents the cost
of buying all hedge contracts at the time of
valuation, at market prices and rates available
at the time.
Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR
GOLD
Forward
contracts             Amount
(kg)            19,622          22,817          21,738           14,462           12,931           24,307        115,877
US$/oz
$301             $314              $316              $347              $397              $418            $347
*Forward contracts
(Long)
Amount (kg) 12,957 12,957
US$/oz                    $639
$639
Put options purchased Amount (kg) 1,455 1,455
US$/oz                    $292
$292
Put options
sold                Amount
(kg)
19,259            11,555           3,748              1,882            1,882             5,645           43,971
US$/oz
$612               $587            $530               $410             $420              $440              $559
Call options purchased Amount (kg) 14,252 6,503 20,755
US$/oz                     $398
$432 $409
Call options
sold               Amount
(kg)           47,779             46,776          41,148           32,036           36,188          51,295        255,222
US$/oz
$475                $466             $473              $458              $492             $564            $491
RAND GOLD
Forward contracts Amount (kg) 2,138 933 3,071
Rand per kg R91,299 R116,335 R98,769
Call options sold Amount (kg) 311 2,986 2,986 2,986 9,269
Rand per kg R108,123 R202,054 R216,522 R230,990 R212,885
A DOLLAR GOLD
Forward contracts Amount (kg) 7,465 2,177 3,390 3,110 16,143
A$ per oz AUD 669 AUD 656 AUD 649 AUD 683 AUD 666
Put options purchased Amount (kg) 4,977 4,977
A$ per oz AUD 826 AUD 826
Put options sold Amount (kg) 5,910 5,910
A$ per oz AUD 800 AUD 800
Call options purchased Amount (kg) 3,732 3,110 1,244 3,110 11,196
A$ per oz AUD 668 AUD 680 AUD 694 AUD 712 AUD 686
Call options sold Amount (kg) 6,532 6,532
A$ per oz AUD 847 AUD 847
Delta
(kg)             (36,687)         (54,993)         (62,616)         (45,773)        (46,952)          (68,991)      (316,012)
** Total net gold:
Delta
(oz)        (1,179,513)    (1,768,063)    (2,013,148)    (1,471,634)   (1,509,540)     (2,218,109)  (10,160,007)
*
Indicates a long position resulting from forward purchase contracts. The group enters into forward purchase contracts as part of its strategy to actively manage and reduce the size of the hedge book.
**
The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2006.
Rounding of figures may result in computational discrepancies.

Year
2007
2008
2009
2010
2011
2012-2016
Total
DOLLAR SILVER
Put options purchased Amount (kg) 43,545 43,545 87,090
$ per oz                       $7.40 $7.66 $7.53
Put options sold Amount (kg) 43,545 43,545 87,090
$ per oz                       $5.93 $6.19 $6.06
Call options sold Amount (kg) 43,545 43,545 87,090
$ per oz                       $8.40 $8.64 $8.52
The following table indicates the group's currency hedge position at 31 December 2006
Year
2007
2008
2009
2010
2011
2012-2016
Total
RAND DOLLAR (000)
Put options purchased
Amount ($) $15,000 $15,000
US$/R R7.61 R7.61
Put options sold Amount ($) $40,000 $40,000
US$/R R7.08 R7.08
Call options sold Amount ($) $55,000 $55,000
US$/R R7.34 R7.34
A DOLLAR (000)
Forward contracts Amount ($) 73,518 20,000 93,518
A$/US$ AUD 0.76 AUD 0.73 AUD 0.75
Put options purchased Amount ($) 10,000 10,000
A$/US$ AUD 0.76 AUD 0.76
Put options sold Amount ($) 10,000 10,000
A$/US$ AUD 0.78 AUD 0.78
Call options sold Amount ($) 10,000 10,000
A$/US$ AUD 0.75 AUD 0.75
Derivative analysis by accounting designation as at 31 December 2006
Normal sale
exempted
Cash flow
hedge
accounted
Non-hedge
accounted
Total
US Dollars (millions)
Commodity option contracts (516) -                     (1,056)                     (1,572)
Foreign exchange option contracts - - (12) (12)
Forward sale commodity contracts (1,061) (375) 108 (1,328)
Forward foreign exchange contracts - 2 2 4
Interest rate swaps (34) - 39 5
Total hedging contracts
(1,611)
(373)
(919)
(2,903)
Option component of convertible bonds - - (72) (72)
Total derivatives
(1,611)
(373)
(991)
(2,975)
Rounding of figures may result in computational discrepancies.

Ore Reserves Statement
Mineral Resources
The 2006 Mineral Resource increased by 14.1Moz to 181.6Moz before depletion. After a depletion of 8.3Moz the increase is 5.8Moz. Mineral Resources were estimated at a gold price of $650/oz in contrast to the
$475/oz used in 2005. This change in economic assumptions from 2005 to 2006 resulted in the Mineral
Resources increasing by 5.8Moz, while successful exploration and revised modelling resulted in a further increase of 7.6Moz, and other minor changes accounted for additional 0.7Moz.
Moz
December 2005 Mineral Resources
175.8
Reductions
2006 Total Depletion
-8.3
TauTona, areas on both the Ventersdorp Contact Reef and Carbon Leader Reef Shaft Pillars
were determined not to have economic potential
-1.9
Moab Khotsong, due to new exploration drilling
-1.4
Sadiola, due to a change in methodology when compared to the 2005 Mineral Resource
-0.9
Bibiani Mine, due to sale of asset
-0.9
Other, total of non-significant changes
-0.5
Additions
Obuasi, due to exploration and changes in estimation methodology below 50 level area
5.2
Boddington, due to successful exploration
2.1
Navachab, due to successful exploration, increased gold price and improved mining efficiencies
2.1
Geita, due to revised Mineral Resource Models, successful exploration and increased gold price
2.1
Siguiri, due to successful exploration and increased gold price
1.5
Savuka, due to increased gold price
1.2
Cripple Creek & Victor, due to successful exploration and gold price
1.1
Iduapriem, due to increased gold price
0.7
Cerro Vanguardia, due to successful exploration
0.6
West Wits Surface, due to inclusion of tailing dams as a result of the increased gold price
0.5
Serra Grande, due to the successful exploration in the open-pit and Mina Nova areas
0.2
Yatela, due increased gold price
0.2
Other, total of non-significant changes
2.0
December 2006 Mineral Resources
181.6
Rounding of figures may result in computational discrepancies.

Ore Reserves
The 2006 AngloGold Ashanti Ore Reserves increased by 16% or 10.1Moz before depletion. After depletion, this increase amounted to 3.6Moz, or 6%. A gold price of $550/oz was used for Ore Reserve estimation in contrast to the $400/oz used in 2005. This change in the economic assumptions from 2005 to 2006 resulted in the Ore Reserves increasing 3.7Moz, while exploration and modelling changes resulted in a further addition of 6.6Moz. A reduction of 0.1Moz was due to the sale of Bibiani.
The primary reasons for the changes are as follows:
Moz
December 2005 Ore Reserves
63.3
Reductions
2006 Total Depletion
-6.5
Moab Khotsong, due to drop in values as a result of exploration drilling
-0.4
Bibiani Mine, due to sale of asset
-0.1
Other, total of non significant changes
-0.4
Additions
Mponeng, due to the inclusion of the VCR below 120 level project and higher gold price
2.9
Cripple Creek & Victor, due to planned extension of life
1.1
Sadiola, due to the inclusion of the Deep Sulphide Project
1.0
Boddington, due to upgrade of Inferred Mineral Resources in the Pit and increased gold and copper prices
0.7
Sunrise Dam, due to inclusion of North-Wall Cutback and Cosmo Orebodies because of an increased gold price
0.7
Iduapriem, due to increased gold price
0.5
Tau Lekoa, due to increased gold price
0.5
AngloGold Ashanti Brasil Mineração, due to Córrego do Sítio Sulphide exploration drilling and Cuiabá Development
0.5
Cerro Vanguardia, due to successful exploration programme and increased gold price
0.4
Siguiri, additional pit included due to increased gold price
0.4
Navachab, due to the increased gold price marginal ore is now economic and the pit is larger
0.3
Savuka, due to the increased gold price
0.3
Yatela, due to the inclusion of an additional cutback
0.2
Serra Grande, due to incorporation of an open-pit and the development of levels with higher tons than expected
0.2
Morila, due to the increased gold price marginal ore is now economic
0.1
Other, total of non-significant changes
1.4
December 2006 Ore Reserves
66.9
Rounding of figures may result in computational discrepancies.

By-products
A number of by-products will be recovered as a result of processing the Gold Ore Reserves. These include
11,800t of uranium from the South African operations, 0.19Mt of Copper from Australia, 0.50Mt of Sulphur from Brazil and 24.5Moz of silver from Argentina.
Competent persons
The information in this report that relates to exploration results, Mineral Resources or Ore Reserves is based on information compiled by the competent persons listed below. They are either members of the Australian
Institute of Mining and Metallurgy (AusIMM) or recognised overseas professional organisations. They are all full-time employees of the company.
The competent person for AngloGold Ashanti Exploration is:
•   E Roth, PhD (Economic Geology), BSc (Hons) (Geology), MAusIMM, 16 years experience.
Competent persons for AngloGold Ashanti's Mineral Resources are:
•   VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MAusIMM, 21 years experience.
•   MF O'Brien, MSc (Mining Economics), BSc (Hons) (Geology), Dip Data, Pr.Sci.Nat., MAusIMM, 27 years’
experience.
Competent persons for AngloGold Ashanti's Ore Reserves are:
•   CE Brechtel, MSc (Mining Engineering), MAusIMM, 31 years’ experience.
•   D L Worrall, ACSM, MAusIMM, 26 years’ experience.
•   J van Zyl Visser, MSc (Mining Engineering), BSc (Mineral Resource Management), PLATO, 20 years’
experience.
The competent persons consent to the inclusion of the exploration, Mineral Resources and Ore Reserves information in this report, in the form and context in which it appears.
Mineral Resources and Ore Reserves are reported in accordance with the minimum standard described by the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (The
JORC Code, 2004 Edition), and also conform to the standards set out in the South African Code for the
Reporting of Mineral Resources and Mineral Reserves (the SAMREC 2000 Code). Mineral Resources are
inclusive of the Ore Reserve component unless otherwise stated.
Rounding of figures may result in computational discrepancies.

MINERAL RESOURCES AND ORE RESERVES
ORE RESERVES BY COUNTRY
(as at 31 December 2006)
METRIC                                         IMPERIAL
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Tons
million
Grade
oz/t
Contained
gold
million oz
South Africa
Proved
15.5
7.86
122.0
17.1
0.229
3.9
Probable
181.6
3.99
724.7
200.2
0.116
23.3
Total
197.2
4.29
846.7
217.3
0.125
27.2
Argentina*                                                     Proved
0.9
7.09
6.1
0.9
0.207
0.2
Probable
6.9
6.22
42.7
7.6
0.181
1.4
Total
7.7
6.32
48.8
8.5
0.184
1.6
Australia*                                                      Proved
54.9
1.18
64.7
60.5
0.034
2.1
Probable
133.2
1.02
135.4
146.8
0.030
4.4
Total
188.0
1.07
200.1
207.3
0.031
6.4
Brazil*                                                           Proved
3.7
5.60
20.8
4.1
0.163
0.7
Probable
10.3
7.40
76.3
11.4
0.216
2.5
Total
14.0
6.92
97.1
15.5
0.202
3.1
Ghana*                                                         Proved
50.8
2.13
108.2
56.0
0.062
3.5
Probable
74.5
3.10
231.3
82.2
0.091
7.4
Total
125.3
2.71
339.5
138.1
0.079
10.9
Guinea*                                                        Proved
18.2
0.60
10.8
20.1
0.017
0.3
Probable
52.7
0.85
45.0
58.1
0.025
1.4
Total
70.9
0.79
55.9
78.2
0.023
1.8
Mali*                                                              Proved
15.7
1.79
28.0
17.3
0.052
0.9
Probable
20.8
2.85
59.1
22.9
0.083
1.9
Total
36.4
2.39
87.2
40.02
0.070
2.8
Namibia                                                        Proved
5.3
1.08
5.8
5.9
0.032
0.2
Probable
10.1
1.63
16.5
11.2
0.048
0.5
Total
15.5
1.44
22.3
17.0
0.041
0.7
Tanzania                                                       Proved
4.0
0.97
3.9
4.5
0.028
0.1
Probable
74.9
3.47
259.6
82.6
0.101
8.3
Total
79.0
3.34
263.6
87.0
0.097
8.5
USA                                                                Proved
93.4
0.93
87.0
103.0
0.027
2.8
Probable
35.6
0.91
32.5
39.2
0.027
1.0
Total
129.0
0.93
119.5
142.2
0.027
3.8
Totals*                                                           Proved
262.4
1.74
457.2
289.2
0.051
14.7
Probable
600.6
2.70
1
623.3
662.1
0.079
52.2
Total
863.0
2.41
2
080.5
951.3
0.070
66.9
* Reserves attributable to AngloGold Ashanti
Rounding of figures may result in computational discrepancies.

MINERAL RESOURCES BY COUNTRY
(1)
(as at 31 December 2006)
METRIC                                        IMPERIAL
Tonnes
million
Grade
g/t
Contained
gold
tonnes
Tons
million
Grade
oz/t
Contained
gold
million oz
South Africa
Measured
27.3
13.97
381.0
30.0
0.408
12.2
Indicated
528.5
3.89
2,054.4
582.6
0.113
66.1
Inferred
28.4
5.66
160.7
31.3
0.165
5.2
Total
584.2
4.44
2,596.1
643.9
0.130
83.5
Argentina**                                                Measured
11.4
2.35
26.7
12.6
0.068
0.9
Indicated
17.5
3.24
56.6
19.2
0.095
1.8
Inferred
10.4
3.03
31.4
11.4
0.088
1.0
Total
39.2
2.93
114.7
43.2
0.085
3.7
Australia**                                                  Measured
71.2
1.08
76.6
78.5
0.031
2.5
Indicated
213.9
0.87
186.3
236.8
0.025
6.0
Inferred
233.3
0.73
170.3
257.1
0.021
5.5
Total
518.4
0.84
433.2
571.5
0.024
13.9
Brazil**                                                        Measured
8.6
6.16
52.7
9.4
0.180
1.7
Indicated
18.5
7.35
136.3
20.4
0.214
4.4
Inferred
25.7
7.11
182.9
28.3
0.207
5.9
Total
52.8
7.04
371.8
58.2
0.205
12.0
Ghana**                                                      Measured
82.1
3.60
295.7
90.4
0.105
9.5
Indicated
93.3
4.77
445.4
102.9
0.139
14.3
Inferred
43.9
6.47
284.2
48.4
0.189
9.1
Total
219.3
4.68
1,025.4
241.8
0.136
33.0
Guinea**                                                     Measured
18.7
0.60
11.2
20.6
0.018
0.4
Indicated
74.1
0.83
61.5
81.6
0.024
2.0
Inferred
131.4
0.66
86.4
144.8
0.019
2.8
Total
224.1
0.71
159.2
247.1
0.021
5.1
Mali**                                                           Measured
18.8
1.90
35.7
20.8
0.055
1.1
Indicated
23.4
2.80
65.6
25.8
0.082
2.1
Inferred
16.7
2.48
41.5
18.4
0.072
1.3
Total
59.0
2.42
142.8
65.0
0.071
4.6
Namibia                                                     Measured
11.4
0.81
9.3
11.6
0.024
0.3
Indicated
53.8
1.29
69.1
59.3
0.037
2.2
Inferred
33.7
1.16
38.9
37.1
0.034
1.3
Total
98.9
1.19
117.3
109.0
0.035
3.8
Tanzania                                                     Measured
4.0
0.97
3.9
4.5
0.028
0.1
Indicated
114.2
3.32
379.2
125.8
0.097
12.2
Inferred
24.3
3.09
75.2
26.8
0.090
2.4
Total
142.5
3.22
458.3
157.1
0.094
14.7
USA                                                             Measured
180.2
0.82
148.3
198.7
0.024
4.8
Indicated
95.7
0.75
71.5
105.4
0.022
2.3
Inferred
14.1
0.59
8.3
15.6
0.017
0.3
Total
290.0
0.79
228.1
319.7
0.023
7.3
Totals**                                                      Measured
433.7
2.40
1,041.1
478.1
0.070
33.5
Indicated
1,232.8
2.86
3,525.8
1,259.0
0.083
113.4
Inferred
561.9
1.92
1,079.9
619.4
0.056
34.7
Total
2,228.5
2.53
2,646.9
2,456.5
0.074
181.6
** Resources attributable to AngloGold Ashanti
(1)
Inclusive of the Ore Reserve component
Rounding of figures may result in computational discrepancies.

Group operating results
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
OPERATING RESULTS
UNDERGROUND OPERATION
Milled
- 000 tonnes
/ - 000 tons
3,296
3,592
3,513
13,489
13,806
3,633
3,960
3,873
14,870
15,219
Yield
- g / t
/ - oz / t
7.47
6.98
7.23
7.20
7.31
0.218
0.204
0.211
0.210
0.213
Gold produced
- kg
/ - oz (000)
24,611
25,066
25,412
97,112
100,858
791
806
817
3,123
3,243
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/ - 000 tons
3,029
3,273
2,056
12,414
8,061
3,339
3,608
2,266
13,684
8,885
Yield
- g / t
/ - oz / t
0.52
0.46
0.57
0.50
0.52
0.015
0.013
0.016
0.015
0.015
Gold produced
- kg
/ - oz (000)
1,569
1,497
1,161
6,246
4,228
50
48
37
201
136
OPEN-PIT OPERATION
Mined
- 000 tonnes
/ - 000 tons
44,614
43,823
42,875
173,178
168,904
49,179
48,306
47,261
190,897
186,184
Treated
- 000 tonnes
/ - 000 tons
7,242
6,871
7,124
26,739
25,541
7,983
7,574
7,853
29,475
28,154
Stripping ratio
- t (mined total - mined ore) / t mined ore
4.51
5.56
4.35
4.82
5.02
4.51
5.56
4.35
4.82
5.02
Yield
- g / t
/ - oz / t
2.13
2.00
2.21
2.14
2.74
0.062
0.058
0.065
0.063
0.080
Gold in ore
- kg
/ - oz (000)
9,240
6,665
10,169
39,983
45,409
297
214
327
1,285
1,460
Gold produced
- kg
/ - oz (000)
15,451
13,742
15,767
57,334
69,871
497
442
507
1,843
2,246
HEAP LEACH OPERATION
Mined
- 000 tonnes
/ - 000 tons
15,534
15,381
15,126
63,519
61,091
17,124
16,955
16,674
70,018
67,342
Placed
1
- 000 tonnes
/ - 000 tons
5,888
5,790
5,127
23,329
22,277
6,490
6,382
5,652
25,716
24,557
Stripping ratio
- t (mined total - mined ore) / t mined ore
1.84
1.90
2.11
1.83
1.97
1.84
1.90
2.11
1.83
1.97
Yield
2
- g / t
/ - oz / t
0.79
0.84
0.87
0.82
0.83
0.023
0.024
0.025
0.024
0.024
Gold placed
3
- kg
/ - oz (000)
4,641
4,844
4,443
19,083
18,401
149
156
143
614
592
Gold produced
- kg
/ - oz (000)
4,066
3,559
4,119
14,561
16,826
131
114
132
468
541
TOTAL
Gold produced
- kg
/ - oz (000)
45,697
43,864
46,460
175,253
191,783
1,469
1,410
1,494
5,635
6,166
Gold sold
- kg
/ - oz (000)
45,866
43,185
46,445
173,639
190,767
1,475
1,388
1,493
5,583
6,133
Price received
- R / kg
/ - $ / oz
- sold
135,628
134,176
99,780
126,038
89,819
578
584
476
577
439
Total cash costs
- R / kg
/ - $ / oz
- produced
72,422
71,495
58,367
67,133
57,465
309
311
278
308
281
Total production costs
- R / kg
/ - $ / oz
- produced
98,145
95,267
82,873
90,345
76,495
419
414
395
414
374
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
438
420
410
412
422
14.07
13.49
13.19
13.25
13.57
Actual
- g
/ - oz
372
360
371
358
376
11.97
11.57
11.92
11.49
12.10
CAPITAL EXPENDITURE - Rm
/ - $m
1,861
1,542
1,283
5,533
4,600
260
220
197
817
722
1
Tonnes (Tons) placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
Rounding of figures may results in computational discrepancies.
Quarter ended
Quarter ended
Unaudited
Rand / Metric
Unaudited
Dollar / Imperial
Year
Year

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2006
2006
2005
2006
2005
Restated Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
5,975
5,707 4,478 21,104 17,388
Gold income
5,634
5,459 4,337 20,137 16,750
Cost of sales
3
(4,477)
(3,987) (3,918) (15,482) (14,702)
Non-hedge derivative gain (loss)
482
510 (748) (1,955) (949)
Gross profit (loss)
1,639
1,981 (329) 2,700 1,099
Corporate administration and other expenses
(174)
(126) (99) (567) (410)
Market development costs
(32)
(26) (21) (108) (84)
Exploration costs
(116)
(112) (69) (417) (288)
Other operating expenses
4
(26)
(34) (33) (129) (127)
Operating special items
5
(98)
(56) (416) (130) (499)
Operating profit (loss)
1,193
1,628 (967) 1,349 (309)
Interest receivable
69
60 28 218 155
Exchange (loss) gain
(11)
6 (36) (17) (29)
Fair value adjustment on option component of convertible bond
(210)
421 (271) 137 (211)
Finance costs
(246)
(157) (216) (822) (690)
Fair value loss on interest rate swaps
-
- - - (5)
Share of associates' profit (loss)
2
(4) (15) (6) (17)
Profit (loss) before taxation
797
1,955 (1,476) 859 (1,106)
Taxation
6
(676)
(430) 105 (1,232) 216
Profit (loss) after taxation from continuing operations
120
1,524 (1,371) (373) (890)
Loss for the period from discontinued operations
7
(1)
(1) (56) (12) (219)
Profit (loss) for the period
119
1,523 (1,427) (385) (1,109)
Allocated as follows:
Equity shareholders of parent
69
1,470 (1,456) (587) (1,255)
Minority interest
50
54 29 202 146
119
1,523 (1,427) (385) (1,109)
Basic earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
a
25
533 (529) (211) (391)
Loss from discontinued operations
a
-
- (21) (4) (83)
Profit (loss)
25
533 (550) (215) (474)
Diluted earnings (loss) per ordinary share (cents)
Profit (loss) from continuing operations
b
25
533 (529) (211) (391)
Loss from discontinued operations
b
-
- (21) (4) (83)
Profit (loss)
c
25
533 (550) (215) (474)
Dividends
d
- Rm
1,246 614
- cents per Ordinary share 450 232
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
d
Dividends are translated at actual rates on date of payment. The current period is an indicative amount only.
Rounding of figures may results in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2006
2006
2005
2006
2005
Restated Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
818
798 687 3,106 2,730
Gold income
770
763 665 2,964 2,629
Cost of sales
3
(612)
(557) (600) (2,282) (2,309)
Non-hedge derivative (loss) gain
(25)
143 (120) (239) (135)
Gross profit (loss)
133
349 (55) 443 185
Corporate administration and other expenses
(24)
(18) (15) (84) (64)
Market development costs
(4)
(4) (3) (16) (13)
Exploration costs
(16)
(16) (11) (61) (45)
Other operating expenses
4
(4)
(5) (6) (18) (20)
Operating special items
5
(14)
(7) (64) (18) (77)
Operating profit (loss)
71
300 (153) 246 (34)
Interest receivable
10
8 4 32 25
Exchange (loss) gain
(2)
1 (5) (2) (5)
Fair value adjustment on option component of convertible bond
(28)
58 (42) 16 (32)
Finance costs
(34)
(22) (33) (123) (108)
Fair value loss on interest rate swaps
-
- - - (1)
Share of associates' loss
-
- (2) (1) (3)
Profit (loss) before taxation
17
344 (231) 168 (158)
Taxation
6
(82)
(69) 18 (180) 35
(Loss) profit after taxation from continuing operations
(65)
276 (213) (12) (123)
Loss for the period from discontinued operations
7
-
- (9) (2) (36)
(Loss) profit for the period
(65)
276 (222) (14) (159)
Allocated as follows:
Equity shareholders of parent
(72)
268 (226) (44) (182)
Minority interest
7
8 5 30 23
(65)
276 (222) (14) (159)
Basic (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
a
(26)
97 (82) (14) (55)
Loss from discontinued operations
a
-
- (3) (1) (14)
(Loss) profit
(26)
97 (85) (16) (69)
Diluted (loss) earnings per ordinary share (cents)
(Loss) profit from continuing operations
b
(26)
97 (82) (14) (55)
Loss from discontinued operations
b
-
- (3) (1) (14)
(Loss) profit
c
(26)
97 (85) (16) (69)
Dividends
d
- $m
173 106
- cents per Ordinary share 62 36
a
Calculated on the basic weighted average number of ordinary shares.
b
Calculated on the diluted weighted average number of ordinary shares.
c
The impact of the diluted earnings per share is anti-dilutive and therefore equal to the basic earnings per share.
d
Dividends are translated at actual rates on date of payment. The current period is an indicative amount only.
Rounding of figures may results in computational discrepancies.

Group balance sheet
As at
As at
As at
December
September
December
2006
2006
2005
Restated
SA Rand million
Notes
Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
42,382
44,458 37,487
Intangible assets
2,909
3,137 2,533
Investments in associates
300
327 223
Other investments
884
846 645
Inventories
2,006
1,991 1,182
Trade and other receivables
405
120 124
Derivatives
45
48 243
Deferred taxation
432
419 279
Other non-current assets
313
95 101
49,676
51,440 42,817
Current assets
Inventories
3,425
3,592 2,442
Trade and other receivables
1,318
1,783 1,553
Derivatives
4,546
5,548 4,280
Current portion of other non-current assets
5
5 43
Cash restricted for use
75
46 52
Cash and cash equivalents
3,467
2,871 1,328
12,836
13,845 9,698
Non-current assets held for sale
123
225 100
12,959
14,070 9,798
TOTAL ASSETS
62,635
65,510 52,615
EQUITY AND LIABILITIES
Share capital and premium 10
22,083
22,077 19,047
Retained earnings and other reserves 11
(1,188)
37 (2,539)
Shareholders' equity
20,895
22,114 16,508
Minority interests 12
436
478 374
Total equity
21,331
22,592 16,882
Non-current liabilities
Borrowings
9,963
10,497 10,825
Environmental rehabilitation and other provisions
2,785
2,671 2,265
Provision for pension and post-retirement benefits
1,181
1,267 1,249
Trade, other payables and deferred income
150
104 87
Derivatives
2,199
2,592 2,460
Deferred taxation
7,722
7,615 7,320
24,000
24,746 24,206
Current liabilities
Current portion of borrowings
413
290 1,190
Trade, other payables and deferred income
3,720
3,461 2,813
Derivatives
11,937
12,794 6,814
Taxation
1,234
1,532 710
17,304
18,077 11,527
Non-current liabilities held for sale
-
95 -
17,304
18,172 11,527
Total liabilities
41,304
42,918 35,733
TOTAL EQUITY AND LIABILITIES
62,635
65,510 52,615
Net asset value - cents per share
7,607
8,208 6,372
Rounding of figures may results in computational discrepancies.

Group balance sheet
As at
As at
As at
December
September
December
2006
2006
2005
Restated
US Dollar million
Notes
Unaudited Unaudited Unaudited
ASSETS
Non-current assets
Tangible assets
6,054
5,726 5,908
Intangible assets
415
404 399
Investments in associates
43
42 35
Other investments
126
109 102
Inventories
287
256 186
Trade and other receivables
58
15 20
Derivatives
6
6 38
Deferred taxation
62
54 44
Other non-current assets
44
12 16
7,095
6,626 6,748
Current assets
Inventories
489
463 385
Trade and other receivables
188
230 245
Derivatives
649
714 675
Current portion of other non-current assets
1
1 7
Cash restricted for use
11
6 8
Cash and cash equivalents
495
370 209
1,833
1,783 1,529
Non-current assets held for sale
18
29 16
1,851
1,812 1,545
TOTAL ASSETS
8,946
8,438 8,293
EQUITY AND LIABILITIES
Share capital and premium 10
3,154
2,844 3,002
Retained earnings and other reserves 11
(169)
5 (399)
Shareholders' equity
2,985
2,848 2,603
Minority interests 12
62
62 59
Total equity
3,047
2,910 2,662
Non-current liabilities
Borrowings
1,423
1,352 1,706
Environmental rehabilitation and other provisions
398
344 356
Provision for pension and post-retirement benefits
169
163 197
Trade, other payables and deferred income
21
13 14
Derivatives
314
334 388
Deferred taxation
1,103
981 1,154
3,428
3,187 3,815
Current liabilities
Current portion of borrowings
59
37 188
Trade, other payables and deferred income
531
446 442
Derivatives
1,705
1,648 1,074
Taxation
176
197 112
2,471
2,328 1,816
Non-current liabilities held for sale
-
12 -
2,471
2,341 1,816
Total liabilities
5,899
5,528 5,631
TOTAL EQUITY AND LIABILITIES
8,946
8,438 8,293
Net asset value - cents per share
1,087
1,057 1,005
Rounding of figures may results in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2006
2006
2005
2006
2005
Restated Restated
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flow from operating activities
Receipts from customers
5,906
5,681 4,818 21,228 17,175
Payments to suppliers and employees
(3,283)
(3,181) (3,628) (12,424) (12,907)
Cash generated from operations
2,623
2,500 1,190 8,804 4,268
Cash generated (utilised) by discontinued operations
7
(16) (23) (6) (188)
Taxation paid
(553)
(146) (48) (968) (188)
Net cash inflow from operating activities
2,077
2,338 1,118 7,830 3,892
Cash flows from investing activities
Capital expenditure
(1,861)
(1,542) (1,283) (5,533) (4,600)
Proceeds from disposal of tangible assets
322
6 29 393 53
Proceeds on disposal of discontinued assets
23
7 18 63 27
Other investments acquired
(22)
(406) (67) (446) (83)
Associate loans and acquisitions
(2)
(3) (1) (68) (93)
Proceeds from disposal of investments
2
409 6 449 7
Cash restricted for use
(54)
(20) 33 (44) 112
Interest received
55
56 20 173 113
Loans advanced
(5)
- (2) (5) (45)
Repayment of loans advanced
2
8 23 38 38
Utilised in hedge restructure
-
- - - (415)
Net cash outflow from investing activities
(1,539)
(1,485) (1,223) (4,980) (4,886)
Cash flows from financing activities
Proceeds from issue of share capital
7
12 25 3,068 60
Share issue expenses
-
- - (32) -
Proceeds from borrowings
619
496 154 1,525 4,194
Repayment of borrowings
(321)
(294) (141) (3,957) (2,183)
Finance costs
(82)
(169) (45) (586) (471)
Dividends paid
(55)
(606) (26) (913) (1,051)
Net cash inflow (outflow) from financing activities
168
(560) (32) (895) 549
Net increase (decrease) in cash and cash equivalents
706
294 (137) 1,955 (445)
Translation
(109)
127 (4) 184 143
Cash and cash equivalents at beginning of period
2,871
2,450 1,469 1,328 1,630
Net cash and cash equivalents at end of period
3,467
2,871 1,328 3,467 1,328
Cash generated from operations
Profit (loss) before taxation
797
1,955 (1,476) 859 (1,106)
Adjusted for:
Movement on non-hedge derivatives
304
120 1,257 4,590 1,744
Amortisation of tangible assets
1,215
1,034 900 4,059 3,203
Amortisation of intangible assets
4
4 3 13 13
Deferred stripping
(34)
(262) (140) (528) (153)
Interest receivable
(69)
(60) (28) (218) (155)
Operating special items
98
56 416 158 444
Finance costs
246
157 216 822 690
Fair value adjustment on option components of convertible bond
210
(421) 271 (137) 211
Environmental, rehabilitation and other expenditure
(133)
(26) 159 (160) 265
Termination of employee benefit plans
-
- - - (61)
Other non-cash movements
115
153 (140) 221 (113)
Movement in working capital
(130)
(210) (248) (875) (714)
2,623
2,500 1,190 8,804 4,268
Movement in working capital
Decrease (increase) in inventories
156
(842) (186) (1,852) (1,086)
Decrease (increase) in trade and other receivables
162
(199) (66) (46) (46)
(Decrease) increase in trade and other payables
(448)
831 5 1,023 418
(130)
(210) (248) (875) (714)
Rounding of figures may results in computational discrepancies.

Group cash flow statement
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
December
September
December
December
December
2006
2006
2005
2006
2005
Restated Restated
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flow from operating activities
Receipts from customers
804
798 741 3,132 2,707
Payments to suppliers and employees
(449)
(452) (559) (1,850) (2,034)
Cash generated from operations
355
346 182 1,282 673
Cash generated (utilised) by discontinued operations
1
(2) (4) (1) (31)
Taxation paid
(80)
(20) (7) (143) (30)
Net cash inflow from operating activities
276
324 171 1,138 612
Cash flows from investing activities
Capital expenditure
(260)
(220) (197) (817) (722)
Proceeds from disposal of tangible assets
46
1 6 57 8
Proceeds on disposal of discontinued assets
3
1 3 9 4
Other investments acquired
(4)
(62) (10) (68) (12)
Associate loans and acquisitions
-
- - (10) (15)
Proceeds from disposal of investments
-
62 - 66 1
Cash restricted for use
(8)
(3) 5 (6) 17
Interest received
7
7 3 25 18
Loans advanced
(1)
- - (1) (7)
Repayment of loans advanced
-
1 4 6 6
Utilised in hedge restructure
-
- - - (69)
Net cash outflow from investing activities
(217)
(213) (186) (739) (771)
Cash flows from financing activities
Proceeds from issue of share capital
1
2 4 512 9
Share issue expenses
-
- - (5) -
Proceeds from borrowings
86
75 19 226 659
Repayment of borrowings
(29)
(41) (19) (623) (343)
Finance costs
(10)
(24) (6) (87) (74)
Dividends paid
(8)
(85) (4) (133) (169)
Net cash inflow (outflow) from financing activities
40
(73) (7) (110) 82
Net increase (decrease) in cash and cash equivalents
99
38 (22) 289 (77)
Translation
26
(11) - (3) (3)
Cash and cash equivalents at beginning of period
370
343 231 209 289
Net cash and cash equivalents at end of period
495
370 209 495 209
Cash generated from operations
Profit (loss) profit before taxation
17
344 (231) 168 (158)
Adjusted for:
Movement on non-hedge derivatives
134
(54) 199 627 262
Amortisation of tangible assets
167
144 138 597 503
Amortisation of intangible assets
-
- - 2 2
Deferred stripping
(12)
(31) (22) (75) (24)
Interest receivable
(10)
(8) (4) (32) (25)
Operating special items
14
7 64 22 68
Finance costs
34
22 33 123 108
Fair value adjustment on option components of convertible bond
28
(58) 42 (16) 32
Environmental, rehabilitation and other expenditure
(18)
(3) 24 (22) 41
Termination of employee benefit plans
-
- - - (10)
Other non-cash movements
17
21 (24) 27 (18)
Movement in working capital
(16)
(38) (37) (140) (108)
355
346 182 1,281 673
Movement in working capital
Increase in inventories
(57)
(55) (31) (211) (123)
(Increase) decrease in trade and other receivables
(2)
(8) (11) 16 23
Increase (decrease) in trade and other payables
42
25 5 55 (8)
(16)
(38) (37) (140) (108)
Rounding of figures may results in computational discrepancies.

Statement of recognised income and expense
Year
Year
ended
ended
December
December
2006
2005
Restated
Unaudited
Audited
Actuarial gains (losses) on pension and post-retirement benefits
283 (173)
Net loss on cash flow hedges removed from equity and reported in income
1,274 391
Net loss on cash flow hedges
(1,604) (1,281)
Gain on available-for-sale financial assets
78 16
Deferred taxation on items above
50 446
Net exchange translation differences
2,292 1,534
Net income recognised directly in equity
2,373 933
Loss for the year
(385) (1,109)
Total recognised income (expense) for the year
1,988 (176)
Attributable to:
Equity shareholders of the parent
1,755 (348)
Minority interest
233 172
1,988 (176)
Actuarial gains (losses) on pension and post-retirement benefits
42 (27)
Net loss on cash flow hedges removed from equity and reported in income
217 18
Net loss on cash flow hedges (229) (202)
Gain on available-for-sale financial assets
12 2
Deferred taxation on items above
8 69
Net exchange translation differences
281 294
Net income recognised directly in equity
331 154
Loss for the year (14) (159)
Total recognised income (expense) for the year 317 (5)
Attributable to:
Equity shareholders of the parent
289 (26)
Minority interest 28 21
317 (5)
Rounding of figures may results in computational discrepancies.
SA Rand million
US Dollar million

Notes
for the quarter and year ended 31 December 2006
1. Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2006, where applicable.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and year ended 31 December 2006.
As part of the year-end process and in compliance with disclosures for the year ended 31 December 2006, certain amounts have been reclassified to agree with current disclosures. Full details of all changes will be presented in the
2006 annual report which is expected to be distributed to shareholders during March 2007.
2. Revenue
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
SA Rand million US Dollar million
Gold income
5,634
5,459 4,337 20,137 16,750
770
763 665 2,964 2,629
By-products and other
revenue (note 3)
272
188 112 749 483
38
26 17 110 76
Interest receivable
69
60 28 218 155
10
8 4 32 25
5,975
5,707 4,478 21,104 17,388
818
798 687 3,106 2,730
3. Cost of sales
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
SA Rand million US Dollar million
Cash operating costs
3,403
3,095 2,777 11,944 11,300
466
432 425 1,770 1,777
By-products and other
revenue (note 2)
(272)
(188)        (112)           (749)       (483)            (38)
(26)           (17)          (110)           (76)
3,131
2,907 2,665 11,245 10,817
428
406 408 1,660 1,701
Other cash costs
172
167 116 594 412
24
23 18 86 65
Total cash costs
3,303
3,075 2,781 11,839 11,229
452
429 426 1,746 1,766
Retrenchment costs
114
14 62 152 168
16
2 9 22 26
Rehabilitation & other
non-cash costs
(122)
23 207 (35) 368
(17)
3 31 (3) 57
Production costs
3,295
3,111 3,050 11,956 11,765
451
434 467 1,765 1,849
Amortisation of tangible
assets
1,215
1,034 900 4,059 3,203
167
144 138 597 503
Amortisation of
intangible assets
4
4 3 13 13 – – – 2 2
Total production costs
4,514
4,148 3,954 16,028 14,981
618
579 606 2,364 2,354
Inventory change
(37)
(161)         (35)           (546)        (279)            (6)
(22)             (5)
(82) (45)
4,477
3,987 3,918 15,482 14,702
612
557 600 2,282 2,309
Rounding of figures may result in computational discrepancies.

4. Other operating expenses
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
SA Rand million US Dollar million
Pension and medical defined
benefit provisions
1
(20)               3
(57)
(56)              –
(3)               –
(8)           (9)
Claims filed by former
employees in respect of
loss of employment, work
related accident injuries
and diseases, govern-
mental fiscal claims and
costs of old tailings
operations
(30)
(14)            (36)        (67)            (71)           (4)
(2)            (6)           (9)           (11)
Other
3
–
– (5) –
–
– – (1) –
(26)
(34)             (33)      (129)           (127)          (4)
(5)            (6)
(18)           (20)
5. Operating special items
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
SA Rand million US Dollar million
Under provision of indirect
taxes
(118)
(59)          (27)          (202)          (27)           (16)
(8)            (4)          (28)           (4)
Performance related option
expense
(129)
– – (129) –
(19)
– – (19) –
Cost of E-shares issued to
Izingwe Holdings (Pty) Ltd,
a Black Economic
Empowerment company
(131)
– – (131) –
(19)
– – (19) –
Impairment of tangible
assets
(41)
– (255) (44) (300)
(6)
– (38) (6) (44)
Profit on disposal of assets
(note 8)
321
3 22 376 39
46
1 3 54 5
Abandonment of assets at
Malian operations
–
– (31) – (31)
–
– (5) – (5)
Impairment of intangible
assets
–
– (125) – (125)
–
– (20) – (20)
Contract termination fee at
Geita
–
– – – (55)
–
– – – (9)
(98)
(56)        (416)         (130)          (499)          (14)
(7)          (64)           (18)          (77)
Rounding of figures may result in computational discrepancies.

6. Taxation
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
SA Rand million US Dollar million
Current tax
Normal taxation
(261)
(520)         (117)
(1,370)         (182)          (37)
(72)         (18)         (201)           (29)
Disposal of tangible
assets (note 8)
(2)
(3)            (4)           (13)            (2)              –
(1)           (1)             (2)             –
Under provision prior year
(49)
– (347) (49) (347)
(7)
– (52) (7) (53)
(312)
(523)         (468)
(1,432)         (531)           (44)
(73)          (71)         (210)           (82)
Deferred taxation
Temporary differences
(76)
15 – (215) (248)
(7)
1 (1) (30) (36)
Impairment and disposal
of tangible assets (note
8)
(57)
– 64 (56) 79
(8)
– 9 (8) 12
Change in estimated
deferred taxation
(268) – 74 (271) 74
(38)
– 12 (38) 12
Contract termination fee
at Geita
–
– – – 19
–
– – – 3
Change in statutory tax
rate
–
– 302 – 695
–
– 48 – 107
Unrealised non-hedge
derivatives
37
77 133 742 128
15
3 21 106 21
(364)
92 573 200 747
(38)
4 89 30 117
Total taxation
(676)
(430) 105 (1,232) 216
(82)
(69) 18 (180) 35
7. Discontinued operations
The Ergo surface dump reclamation, which forms part of the South African operations, has been discontinued as the operation has reached the end of its useful life. The results of Ergo are presented below:
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
SA Rand million US Dollar million
Gold income
6
3 12 26 111
1
– 2 4 18
Retrenchment, rehabilitation
and other costs
(19)
(6)            (7)
(39)
(418)            (3)
(1)           (1)             (6)           (66)
Gross loss (profit)
(13)
(3)              5
(13) (307)
(2)
– 1 (2) (48)
Impairment loss reversed
–
– – – 115
–
– – – 17
Loss (profit) before taxation
from discontinued
operations
(13)
(3)               5
(13) (192)
(2)
– 1 (2) (31)
Taxation
12
2 (61) 1 (27)
2
– (9) – (5)
Net loss attributable to
discontinued operations
(1)
(1)            (56)         (12)          (219)            –
– (9) (2) (36)
Rounding of figures may result in computational discrepancies.

8. Headline earnings (loss)
Quarter ended
Year ended
Quarter ended
Year ended
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
SA Rand million US Dollar million
The profit (loss) attributable
to equity shareholders has
been adjusted by the
following to arrive at
headline (loss) earnings:
Profit (loss) attributable to
equity shareholders
69
1,470 (1,456) (587) (1,255)
(72)
268 (226) (44) (182)
Impairment of tangible
assets (note 5)
41
– 255 44 300
6
– 38 6 44
Impairment of intangible
assets (note 5)
–
– 125 – 125
–
– 20 – 20
(Profit) loss on disposal of
assets (note 5)
(321)
(3)         (22)          (376)            (39)          (46)
(1)            (3)           (54)           (5)
Impairment of associate
–
– 11 – 11
–
– 2 – 2
Taxation on items above –
current portion
2
4 4 13 2
–
1 1 2 –
Taxation on items above –
deferred portion (note 6)
57
– (64) 56 (79)
8
– (9) 8 (12)
Net loss from discontinued
operations (note 7)
1
1 56 12 219
–
– 9 2 36
Headline (loss) earnings
(150)
1,471 (1,091) (838) (716)
(103)
268 (170) (80) (97)
Cents per share
(1)
Headline (loss) earnings
(54)
534 (412) (307) (271)
(37)
97 (64) (29) (37)
(1) Calculated on the basic weighted average number of ordinary shares.
9. Shares
Quarter ended
Year ended
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Dec
2005
Authorised:
Ordinary shares of 25 SA cents each
400,000,000
400,000,000     400,000,000     400,000,000     400,000,000
E ordinary shares of 25 SA cents each
4,280,000
–                    –
4,280,000                    –
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000         2,000,000         2,000,000        2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000         5,000,000         5,000,000        5,000,000
Issued and fully-paid:
Ordinary shares in issue
276,236,153
275,258,118      264,938,432     276,236,153     264,938,432
E ordinary shares in issue
4,185,770
–                     –
4,185,770                    –
Total ordinary shares:
280,421,923
275,258,118      264,938,432     280,421,923     264,938,432
A redeemable preference shares
2,000,000
2,000,000          2,000,000         2,000,000       2,000,000
B redeemable preference shares
778,896
778,896             778,896           778,896          778,896
In calculating the diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares
275,394,961
275,225,150       264,293,098     272,214,937    264,052,904
E Ordinary shares
773,762
–                      –
194,954                   –
Time related options
304,280
281,656             537,379            398,326          522,298
Bonus Share Plan
203,495
164,406               21,039            199,390           60,432
Basic ordinary shares
276,676,498
275,671,212       264,851,516      273,007,607   264,635,634
Dilutive potential of share options – 124,674 565,436 – –
Diluted number of ordinary shares (¹)
276,676,498
275,795,886        265,416,952     273,007,607    265,236,949
(1) The Basic and diluted number of ordinary shares are the same for December 2006 quarter and the year 2006 as the effects of shares for performance related options are anti-dilutive.
Rounding of figures may result in computational discrepancies.

On 11 December 2006, shareholders approved the creation of E ordinary shares and the implementation of an
Employee Share Ownership Plan and Black Economic Empowerment transaction (“BEE transaction”).
During the quarter 49,445 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and
928,590 ordinary shares were allotted to The Bokamoso ESOP Trust in terms of the BEE transaction. In addition,
2,785,770 E ordinary shares were issued to The Bokamoso ESOP and 1,400,000 E ordinary shares were issued to
Izingwe Holdings (Proprietary) Limited in terms of the BEE transaction.
10. Ordinary share capital and premium
As at
As at
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
SA Rand million US Dollar million
Balance at beginning of period
19,360
19,360 19,300
3,055
3,055 3,415
Ordinary shares issued
3,331
3,030 60
550
506 9
E ordinary shares issued
353
– –
50
– –
Translation
–
– –
(363)
(677)                (369)
Sub-total                                                              23,046
22,390 19,360
3,292
2,884 3,055
Redeemable preference shares held within the
group
(313)
(313)                (313)                   (45)
(40)                  (53)
Ordinary shares held within the group
(297)
– –
(43)
– –
E Ordinary shares held within the group
(353)
– –
(50)
–
–
Balance at end of period
22,083
22,077 19,047
3,154
2,844 3,002
11. Retained earnings and other reserves
Retained
Earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
Comprehen-
sive
income
Total
SA Rand million
Balance at December 2004 as previously
reported
3,379 138 (3,552) (122) (1,040) (1,197)
Change in comparative data (note 19) (83) (83)
As restated 3,296 138 (3,552) (122) (1,040) (1,280)
Actuarial losses recognised (173) (173)
Deferred taxation thereon 68 68
Loss attributable to equity shareholders (1,255) (1,255)
Dividends (926) (926)
Net loss on cash flow hedges removed from
equity and reported in income
387 387
Net loss on cash flow hedges
(1,272)             (1,272)
Deferred taxation on cash flow hedges 377 377
Gain on available-for-sale financial assets 16 16
Deferred taxation on available-for-sale financial
assets
1 1
Share-based payment expense 15 15
Translation 1,642 (139) 1,503
Balance at December 2005
1,115 138 (1,910) (227) (1,655) (2,539)
Actuarial gains recognised 283 283
Deferred taxation thereon (102) (102)
Loss attributable to equity shareholders (587) (587)
Dividends                                                                     (742)
(742)
Net loss on cash flow hedges removed from
equity and reported in income
1,264 1,264
Net loss on cash flow hedges
(1,592)             (1,592)
Deferred taxation on cash flow hedges 167 167
Gain on available for sale financial assets 78 78
Deferred taxation available-for-sale financial assets
(15)                 (15)
Share-based payment expense 338 338
Translation 2,346 1 (88) 2,259
Balance at December 2006
(214) 138 436 (45) (1,503) (1,188)
Rounding of figures may result in computational discrepancies.

Retained
Earnings
Non-
distributable
reserves
Foreign
currency
translation
reserve
Actuarial
gains
(losses)
Other
Comprehen-
sive
income
Total
US Dollar million
Balance at December 2004 previously reported
286 24 (317) (22) (184) (213)
Change in comparative data (note 19) (13) (13)
As restated 273 24 (317) (22) (184) (226)
Actuarial losses recognised (27) (27)
Deferred taxation thereon 11 11
Loss attributable to equity shareholders (182) (182)
Dividends                                                                   (149)
(149)
Net loss on cash flow hedges removed from
equity and reported in income
17 17
Net loss on cash flow hedges (200) (200)
Deferred taxation on cash flow hedges 58 58
Gain on available-for-sale financial assets 2 2
Share-based payment expense 2 2
Translation (2) 251 2 44 295
Balance at December 2005
(58)                   22
(66) (36) (261) (399)
Actuarial gains recognised 42 42
Deferred taxation thereon (15) (15)
Loss attributable to equity shareholders (44) (44)
Dividends                                                                   (107)
(107)
Net loss on cash flow hedges removed
from equity and reported in income
215 215
Net loss on cash flow hedges (227) (227)
Deferred taxation on cash flow hedges 25 25
Gain on available-for-sale financial assets 12 12
Deferred taxation on cash flow hedges
(2)              (2)
Share-based payment expense 48 48
Translation (2) 307 3 (25) 283
Balance at December 2006
(209) 20 241 (6) (215) (169)
12. Minority interests
As at
As at
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Unaudited
Restated
Unaudited
Unaudited
Restated
Unaudited
SA Rand million US Dollar million
Balance at beginning of year
374
374 327
59
59 58
Attributable profit
202
152 146
30
23 23
Dividends paid
(171)
(116)             (125)                  (25)
(18)                (20)
Net loss on cash flow hedges removed from
equity and reported in income
10
7 4
2
1 1
Net loss on cash flow hedges
(12)
(9)                 (9)                   (2)
(1)                  (2)
Translation
33
70 31
(2)
(2)                  (1)
Balance at end of period
436
478 374
62
62 59
13. Exchange rates
Dec
2006
Sept
2006
Dec
2005
Unaudited Unaudited Unaudited
Rand/US dollar average for the year to date
6.77
6.59                            6.37
Rand/US dollar average for the quarter
7.31
7.15                            6.53
Rand/US dollar closing
7.00
7.76                            6.35
Rand/Australian dollar average for the year to date
5.10
4.93                            4.85
Rand/Australian dollar average for the quarter
5.63
5.41                            4.86
Rand/Australian dollar closing
5.53
5.82                            4.65
BRL/US dollar average for the year to date
2.18
2.18                            2.44
BRL/US dollar average for the quarter
2.15
2.17                            2.25
BRL/US dollar closing
2.14
2.17                            2.35
Rounding of figures may result in computational discrepancies.

14. Capital commitments
Dec
2006
Sept
2006
Dec
2005
Dec
2006
Sept
2006
Dec
2005
Unaudited
Restated
Unaudited Unaudited
Restated
Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts
at the prevailing rate of exchange
2,475
2,910 1,182
354
375 186
Liquidity and capital resources:
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of financing facilities mature in the near future, the group believes that these facilities can be refinanced on similar terms to those currently in place.
15. Contingent liabilities
AngloGold Ashanti’s contingent liabilities at 31 December 2006 are detailed below:
Water pumping cost – South Africa – The group is involved in a legal dispute regarding the responsibility for water pumping of the Margaret shaft at the Stilfontein mine. Following an attempt by DRDGold Limited to liquidate its North
West operations and avoid incurring pumping costs, AngloGold Ashanti launched an urgent application against
DRDGold Limited and government departments requesting the court to order the continued pumping of water at the
Stilfontein Mines. The cessation of water pumping is likely to cause flooding in various of the Group’s Vaal River operations. The Department of Water Affairs and Forestry responded by issuing directives to the mining companies directing that they share the costs of pumping at the Stilfontein Margaret Shaft.
The three mining companies, Simmer and Jack Mines Limited, Harmony Gold Mining Company Limited and
AngloGold Ashanti Limited, are finalising an arrangement in which responsibility for the water pumping will be transferred to an independent newly formed company. AngloGold Ashanti’s responsibility will be limited to providing one-third of the start-up capital on loan account and the three mining companies will be members of the newly formed company.
Should the proposed arrangement not be acceptable to the courts and/or the regulatory authorities, the proposal may have to be amended. Due to this uncertainty, no estimate is made of any potential liabilities as management believe that the proposed arrangement is a pragmatic and reasonable basis to resolve the issue.
Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its current operations in South Africa, and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. The viability of the suggested remediation techniques in the local geological formation in South Africa is however unknown. No sites have been remediated and present research and development work is focused on several pilot projects to find a solution that will in fact yield satisfactory results in South African conditions. Subject to the technology being developed as a remediation technique, no reliable estimate can be made for the obligation.
Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a Gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($14m). The suretyship agreements have a termination notice period of 90 days. The Group receives a fee from the associate for providing the surety, and has provided for non-performance.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A.(MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goias related to payments of sales taxes on gold deliveries for export: one for the period between February 2004 and June 2005 and the other for the period between July 2005 and
May 2006. The tax authorities maintain that whenever a taxpayer exports gold through a branch located in a different
Brazilian State, it must obtain an authorisation from the Goias State Treasury by means of a Special Regime
Agreement (Termo de Acordo re Regime Especial – TARE). The Serra Grande operation is co-owned with Kinross
Gold Corporation. The company manages the operation and its attributable share of the first assessment is approximately $29m. In May 2006 MSG signed the TARE, which authorised the remittance of gold to the company’s branch in Minas Gerais specifically for export purposes. In November 2006 the administrative council’s second chamber ruled in favour of Serra Grande and fully canceled the tax liability related to the first period. The State of
Goias may still appeal to the full board of the State of Goias tax administrative council. The second assessment was issued by the State of Goias in October 2006 on the same grounds of the first one, and the attributable share of the assessment is approximately $18m. The company believes both assessments are in violation of Federal legislation on sales taxes.
VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of
Goiás. The company lost the case at the administrative level but is now discussing at the judicial sphere. The company believes there is a remote chance of success for the State of Minas Gerais. The company’s attributable share of the assessment is approximately $6m.
VAT Dispute – Brazil – Morro Velho is involved in a dispute with tax authorities. As a result of an erroneous duplication of a shipping invoice between two states in Brazil, tax authorities are claiming that VAT is payable on the second invoice. The amount involved is approximately $5m.
Social security payments – Brazil – AngloGold Ashanti Brazil is being accused of failing to pay certain required payments towards the social security system in Brazil during the period 1997 to 2004. Legislation is unclear on whether the contributions are actually due and payable. The amount involved is approximately $2m.
Litigation with mining contractor – Ghana – A group of employees of Mining and Building Contractors (MBC), the
Obuasi underground developer, are claiming to be employees of the group. If successful, there is a risk of some employees claiming rights to share options.
Capital cost of water pipelines – Namibia – A potential liability of approximately $1m exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline in the event of mine closure prior to 2019.
16. Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:
•    Reimbursable value added tax due from the Malian government for the company, amounts to an attributable
$34m at 31 December 2006 (30 September 2006: attributable $35m). The last audited value added tax return was for the period ended 31 December 2005 and at that date an attributable $19m was still outstanding and an attributable $15m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Malian government in terms of the previous audits.
•    Reimbursable fuel duties from the Malian government for the company, amount to an attributable $11m at
31 December 2006 (30 September 2006: attributable $12m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of
Mining and secondly the Custom and Excise authorities. The Customs and Excise authorities have approved an attributable $5m, which is still outstanding, whilst an attributable $6m is still subject to authorisation. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Malian government in terms of the previous authorisations. As from February 2006 all fuel duties have been exonerated.
The government of Mali is a shareholder in all the Malian entities and has provided a repayment plan for the amounts due.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•    Reimbursable value added tax due from the Tanzanian government, for the company amounts to $14m at
31 December 2006 (30 September 2006: $14m). The last audited value added tax return was for the period ended 31 May 2006 and at the balance sheet date $9m was still outstanding and $5m is still subject to audit. The accounting processes for the unaudited amount are in accordance with the processes advised by the Tanzanian government in terms of the previous audits.
•    Reimbursable fuel duties from the Tanzanian government, for the company amount to $18m at 31 December
2006 (30 September 2006: $11m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $12m have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for refund of $6m have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of the previous authorisations.
17. Attributable interest
Although AngloGold Ashanti holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is
currently entitled to receive 100% of the cash flows from the operation until the loan, extended to the joint venture by
AngloGold Ashanti USA Inc., is repaid.
18. Borrowings
AngloGold Ashanti's borrowings are interest bearing.
19. Change in comparative data
AngloGold Ashanti has, as a result of further guidance on materiality assessment published in the United States of
America, decided to assess materiality on a combination of two methods, because it will result in a more accurate assessment of materiality on both the balance sheet and the income statement.
In previous periods, AngloGold Ashanti used the “roll over” method to assess materiality for potential adjustments.
The roll over method quantifies a misstatement based on the amount of the error originating in the current year income statement but it ignores the “carryover effects” of prior year misstatements. This can result in accumulation of significant misstatements on the balance sheet. The alternative to the roll over method, the iron curtain method, quantifies a misstatement based on the effects of correcting the misstatement existing on the balance sheet, irrespective of the year of occurrence.
As a result of the revised assessment criteria, AngloGold Ashanti identified an adjustment necessary to the balance sheet, principally to trade and other payables and deferred income. The adjustment, due to an accumulation over several years of immaterial amounts in the income statement, has been accounted for retrospectively, and the comparative statements for 2005 have been restated.
The effect of the change on 2005 is as tabulated below. Opening retained earnings for 2005 have been reduced by
$11m, R76m which is the amount of the adjustment relating to periods prior to 2005. The net effect on the income statement was $1m, R7m.
Figures in million
SA Rands
US Dollars
Income statement
Reduction in cost of sales
11 2
Reduction in taxation (4) (1)
Effect on profit attributable to equity shareholders 7 1
Balance sheet
Assets
Increase in tangible assets
23 3
Increase in inventories 6 1
Decrease in trade and other receivables (36) (5)

Figures in million
SA Rands
US Dollars
Liabilities
Decrease in deferred taxation
(33) (5)
Increase in trade, other payables and deferred income 102 15
Retained earnings
Decrease in retained earnings
(76) (11)
There are no cash flow effects
20. Announcements
On 11 December 2006, shareholders in general meeting approved the creation of E ordinary shares and the implementation of an Employee Share Ownership Plan (ESOP) to be introduced at its operations in South Africa. In addition, shareholders approved a Black Economic Empowerment transaction as well as the introduction of an ESOP in countries outside of South Africa. This follows the announcement made on the 2 October 2006, in which AngloGold
Ashanti advised the imminent finalisation of an employee share ownership plan with the National Union of Mineworkers,
Solidarity, United Association and Izingwe Holdings (Proprietary) Limited.
21. Dividend
The directors have today declared Final Dividend No. 101 of 240 (Final Dividend No. 99: 62) South African cents per ordinary share for the year ended 31 December 2006. In compliance with the requirements of STRATE, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2007
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 1 March
Last date to trade ordinary shares cum dividend Friday, 2 March
Last date to register transfers of certificated securities cum dividend Friday, 2 March
Ordinary shares trade ex dividend Monday, 5 March
Record date Friday, 9 March
Payment date Friday, 16 March
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with the further requirements of STRATE, between Monday, 5 March 2007 and Friday, 9 March 2007, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2007
Ex dividend on New York Stock Exchange Wednesday, 7 March
Record date Friday, 9 March
Approximate date for currency conversion Friday, 16 March
Approximate payment date of dividend Monday, 26 March
Assuming an exchange rate of R7.19/$1, the dividend payable on an ADS is equivalent to 33.37 US cents. This compares with the final dividend of 9.865 US cents per ADS paid on 20 March 2006. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2007
Last date to trade and to register GhDSs cum dividend Friday, 2 March
GhDSs trade ex dividend Monday, 5 March
Record date Friday, 9 March
Approximate payment date of dividend Monday, 19 March
Assuming an exchange rate of R1/¢1,289.291 the dividend payable per GhDS is equivalent to 30.94 cedis. This compares with the final dividend of 9.20018cedis per GhDS paid on 13 March 2006. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 10%, similar to the rate applicable to dividend payments made by resident companies which is currently at
10%.
In addition, directors have today declared Dividend No. E1 of 120 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends are payable on Friday, 16 March 2007.
By order of the Board
R P EDEY
R M GODSELL
Chairman Chief Executive Officer
12 February 2007

Segmental
reporting
for the quarter and year ended 31 December 2006
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income
South Africa
2,390
2,640
1,926
9,151
7,359
326
370
295
1,347
1,153
Argentina
175
221
173
841
617
24
31
26
125
97
Australia
623
454
287
1,851
1,349
86
64
44
271
213
Brazil
465
422
312
1,558
1,094
63
59
48
228
172
Ghana
453
484
516
1,781
1,821
62
67
79
263
286
Guinea
331
217
206
960
759
46
30
32
141
118
Mali
574
583
435
2,146
1,508
78
82
67
317
236
Namibia
80
100
71
336
230
11
14
11
50
36
Tanzania
257
181
266
857
1,352
35
25
41
127
214
USA
286
156
147
656
661
39
22
23
95
104
5,634
5,459
4,337
20,137
16,750
770
763
665
2,964
2,629
Gross profit (loss) adjusted for
the effect of unrealised non-
hedge derivatives
South Africa
872
1,106
548
3,746
1,480
118
155
84
549
230
Argentina
(12)
79
61
245
203
(2)
11
9
37
32
Australia
308
251
44
934
288
43
35
7
137
46
Brazil
329
258
147
946
543
45
36
23
138
86
Ghana
(108)
(70)
(107)
(186)
(191)
(15)
(10)
(16)
(26)
(29)
Guinea
(19)
(18)
6
19
98
(2)
(2)
1
4
15
Mali
287
250
137
986
443
39
36
21
146
69
Namibia
32
46
46
148
64
4
6
7
22
10
Tanzania
(2)
(51)
43
(19)
49
-
(7)
7
(2)
9
USA
167
23
23
167
107
23
3
4
23
17
Other
105
146
(67)
221
(85)
16
20
(11)
30
(15)
1,959
2,020
881
7,207
2,999
269
283
136
1,058
470
Cash gross profit (loss)
1
South Africa
1,382
1,484
910
5,366
2,562
188
208
139
788
399
Argentina
63
134
96
465
354
9
19
15
69
56
Australia
391
315
90
1,179
494
54
44
14
173
78
Brazil
399
304
187
1,136
687
55
42
29
165
108
Ghana
28
86
19
396
249
4
12
3
60
40
Guinea
79
41
68
282
258
11
6
10
42
40
Mali
364
342
209
1,274
732
50
48
32
188
115
Namibia
43
57
74
192
110
6
8
12
28
17
Tanzania
78
36
51
246
289
11
5
8
37
47
USA
226
81
87
432
363
31
11
13
62
57
Other
105
162
(45)
268
(13)
15
23
(6)
40
(2)
3,158
3,041
1,746
11,236
6,085
434
426
269
1,652
955
Rounding of figures may results in computational discrepancies.
Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.
1 Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues. Refer to note F of "Non-GAAP disclosure" for the definition.
SA Rand million
US Dollar million

Segmental
reporting (continued)
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold production
South Africa
20,019
20,296 20,818 79,427 83,223
644
653 669 2,554 2,676
Argentina
1,346
1,702 1,577 6,683 6,564
43
55 51 215 211
Australia
4,746
3,366 2,866 14,450 14,139
153
108 92 465 455
Brazil
2,904
2,858 2,808 10,551 10,756
93
92 90 339 346
Ghana
4,411
4,540 5,256 18,399 21,170
142
146 169 592 680
Guinea
2,406
1,940 1,936 7,948 7,674
77
62 62 256 246
Mali
4,110
4,029 4,112 16,700 16,421
132
130 132 537 528
Namibia
617
711 696 2,690 2,510
20
23 22 86 81
Tanzania
2,478
2,280 3,730 9,588 19,074
80
73 120 308 613
USA
2,661
2,143 2,659 8,817 10,252
86
69 85 283 330
45,697
43,864 46,460 175,253 191,783
1,469
1,410 1,494 5,635 6,166
Quarter
Quarter
Quarter
Year
Year
Quarter
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
December
September
December
December
December
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Capital expenditure
South Africa
695
543 651 2,116 2,208
97
77 100 313 347
Argentina
45
26 21 129 98
6
4 3 19 15
Australia
295
162 69 584 244
42
24 11 86 38
Brazil
333
396 204 1,258 544
45
57 32 186 85
Ghana
236
153 208 656 574
33
21 32 97 90
Guinea
27
26 21 110 229
4
4 3 16 36
Mali
22
7 14 44 75
3
1 2 6 12
Namibia
18
5 12 33 33
3
1 2 5 5
Tanzania
119
198 45 452 496
16
29 6 67 78
USA
29
17 16 89 53
4
2 3 13 8
Other
41
9 22 62 46
6
1 3 9 8
1,861
1,542 1,283 5,533 4,600
260
220 197 817 722
As at
As at
As at
As at
As at
As at
December
September
December
December
September
December
2006
2006
2005
2006
2006
2005
Restated
Restated
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Total assets
South Africa
15,402
15,867 15,563
2,200
2,044 2,453
Argentina
1,876
2,186 1,635
268
282 258
Australia
6,447
6,606 4,742
921
851 747
Brazil
3,961
4,176 2,449
566
538 386
Ghana
12,456
13,886 11,437
1,779
1,789 1,802
Guinea
1,974
2,092 1,734
282
269 273
Mali
2,350
2,508 2,007
336
323 316
Namibia
424
408 289
61
53 46
Tanzania
9,642
10,551 7,925
1,377
1,359 1,249
USA
3,566
3,864 2,730
509
498 430
Other
4,537
3,366 2,104
647
434 333
62,635
65,510 52,615
8,946
8,438 8,293
Rounding of figures may results in computational discrepancies.
SA Rand million
US Dollar million
kg
oz (000)
SA Rand million
US Dollar million

Non-GAAP
disclosure
A
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Restated Restated Restated Restated
Unaudited  Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited Unaudited
Headline (loss) earnings (note 8)
(150)
1,471 (1,091) (838) (716)
(103)
268 (170) (80) (97)
Unrealised non-hedge derivatives loss (note C)
320
39 1,210 4,507 1,900
137
(65) 191 615 286
Deferred tax on unrealised non-hedge derivatives (note 6)
(37)
(77) (133) (742) (128)
(15)
(3) (21) (106) (21)
Fair value adjustment on option component of convertible
bond
210
(421) 271 (137) 211
28
(58) 42 (16) 32
Fair value loss on interest rate swap
-
- - - 5
-
- - - 1
Headline earnings before unrealised non-hedge derivatives,
fair value adjustments on convertible bond and interest rate swaps
(2)
343
1,011 257 2,790 1,272
46
141 42 413 201
Cents per share
(1)
Headline earnings adjusted for the effect of unrealised non-
hedge derivatives, fair value adjustments on convertible bond and interest rate swaps
(2)
124
367 97 1,022 481
17
51 16 151 76
B
Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Restated Restated Restated Restated
Unaudited  Unaudited  Unaudited   Unaudited  Unaudited  Unaudited   Unaudited Unaudited  Unaudited  Unaudited
Reconciliation of gross profit (loss) to gross profit adjusted for the effect of unrealised non-hedge derivatives:
Gross profit (loss)
1,639
1,981 (329) 2,700 1,099
133
349 (55) 443 185
Unrealised non-hedge derivatives (note C)
320
39 1,210 4,507 1,900
137
(65) 191 615 286
Gross profit adjusted for the effect of unrealised non-hedge derivatives
1,959
2,020 881 7,207 2,999
269
283 136 1,058 470
Rounding of figures may results in computational discrepancies.
SA Rand million US Dollar million
From time to time AngloGold Ashanti may publicly disclose certain "non-GAAP" financial measures in the course of our financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain non-GAAP performance measures and ratios in managing our business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with GAAP. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps
Year ended
Year ended
Quarter ended
Quarter ended
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Non-hedge derivatives in the income statement comprise the change in fair value of all non-hedge derivatives as follows:
- Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
- Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
Headline earnings adjusted for the effect of unrealised non-hedge derivatives, fair value adjustments on convertible bond and interest rate swaps, is intended to illustrate earnings after adjusting for:
- The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period; and
- Investment in hedge restructure transaction: During the hedge restructure in the quarters ended 31 December 2004 and 31 March, 2005, $83m and $69m in cash was injected into the hedge book to increase the value of long-dated contracts. This investment in long-dated derivatives (all of which have not yet matured), for the purposes of the adjustment to earnings, will only be taken into account when the long-dated contracts are settled; and
- The unrealised fair value change on the option component of the convertible bond; and
SA Rand million US Dollar million
- The unrealised fair value change on the onerous uranium contracts
Quarter ended
Gross profit adjusted for the effect of unrealised non-hedge derivatives
Year ended
Year ended
Quarter ended

Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Restated Restated Restated Restated
Unaudited Unaudited Unaudited   Unaudited   Unaudited   Unaudited Unaudited   Unaudited Unaudited   Unaudited
C
Non-hedge derivative gain (loss) is summarised as
Realised non-hedge derivative gain
802
549 462 2,552 951
112
77 71 376 151
Unrealised non-hedge derivative (loss) gain
(320)
(39) (1,210) (4,507) (1,900)
(137)
65 (191) (615) (286)
Non-hedge derivative gain (loss) per income statement
482
510 (748) (1,955) (949)
(25)
143 (120) (239) (135)
D
Price received
Gold income per income statement
5,634
5,459 4,337 20,137 16,750
770
763 665 2,964 2,629
Adjusted for minority interests
(215)
(214) (165) (804) (566)
(29)
(29) (25) (119) (89)
5,419
5,245 4,173 19,333 16,184
741
734 640 2,845 2,540
Realised non-hedge derivatives (note C)
802
549 462 2,552 951
112
77 71 376 151
6,221
5,794 4,634 21,885 17,135
853
811 711 3,221 2,691
Attributable gold sold - kg / - oz (000)
45,866
43,185 46,445 173,639 190,767
1,475
1,388 1,493 5,583 6,133
Revenue price per unit - R/kg / - $/oz
135,628
134,176 99,780 126,038 89,819
578
584 476 577 439
E
Total costs
Total cash costs (note 3)
3,303
3,075 2,781 11,839 11,229
452
429 426 1,746 1,766
Adjusted for minority interests and non-gold producing
companies
6
61 (69) (73) (208)
1
9 (10) (11) (33)
Total cash costs adjusted for minority interests and non-
gold producing companies
3,309
3,136 2,712 11,766 11,021
453
438 416 1,735 1,733
Retrenchment costs (note 3)
114
14 62 152 168
16
2 9 22 26
Rehabilitation and other non-cash costs (note 3)
(122)
23 207 (35) 368
(17)
3 31 (3) 57
Amortisation of tangible assets (note 3)
1,215
1,034 900 4,059 3,203
167
144 138 597 503
Amortisation of intangible assets (note 3)
4
4 3 13 13
-
- - 2 2
Adjusted for minority interests and non-gold producing
companies
(35)
(32) (34) (122) (102)
(4)
(4) (5) (18) (16)
Total production costs adjusted for minority interests
and non-gold producing companies
4,485
4,179 3,850 15,833 14,671
615
584 590 2,335 2,305
Gold produced - kg / - oz (000)
45,697
43,864 46,460 175,253 191,783
1,469
1,410 1,494 5,635 6,166
Total cash cost per unit - R/kg / -$/oz
72,422
71,495 58,367 67,133 57,465
309
311 278 308 281
Total production cost per unit - R/kg / -$/oz
98,145
95,267 82,873 90,345 76,495
419
414 395 414 374
F
Cash gross profit
Gross profit adjusted for the effect of unrealised non-hedge derivatives (note B)
1,959
2,020 881 7,207 2,999
269
283 136 1,058 470
Amortisation of tangible assets (note 3)
1,215
1,034 900 4,059 3,203
167
144 138 597 503
Amortisation of intangible assets (note 3)
4
4 3 13 13
-
- - 2 2
Non-cash revenues
(20)
(16) (39) (43) (130)
(3)
(2) (6) (5) (20)
3,158
3,041 1,746 11,236 6,085
434
426 269 1,652 955
G
EBITDA
Operating profit (loss) per income statement
1,193
1,628 (967) 1,349 (309)
71
300 (153) 246 (34)
Amortisation of tangible assets (note 3)
1,215
1,034 900 4,059 3,203
167
144 138 597 503
Amortisation of intangible assets (note 3)
4
4 3 13 13
-
- - 2 2
Impairment of tangible assets (note 5)
41
- 255 44 300
6
- 38 6 44
Impairment of intangible assets (note 5)
-
- 125 - 125
-
- 20 - 20
Unrealised non-hedge derivatives (note C)
320
39 1,210 4,507 1,900
137
(65) 191 615 286
Share of associates' EBITDA
3
(2) (3) (2) (5)
-
- (1) (1) (1)
Profit on disposal of assets (note 5)
(321)
(5) (22) (378) (40)
(46)
(1) (3) (54) (5)
Abandonment of assets at Malian operations
-
- 31 - 31
-
- 5 - 5
2,456
2,698 1,532 9,592 5,218
336
378 236 1,411 820
Rounding of figures may results in computational discrepancies.
SA Rand million / Metric US Dollar million / Imperial
Quarter ended
Year ended
Quarter ended
Year ended

Dec
Sep
Dec
Dec
Dec
Dec
Sep
Dec
Dec
Dec
2006
2006
2005
2006
2005
2006
2006
2005
2006
2005
Restated Restated Restated Restated
Unaudited  Unaudited  Unaudited  Unaudited   Unaudited  Unaudited  Unaudited  Unaudited  Unaudited  Unaudited
H
Interest cover
EBITDA (note G)
2,456
2,698 1,532 9,592 5,218
336
378 236 1,411 820
Finance costs per income statement
246
157 216 822 690
34
22 33 123 108
Capitalised finance costs
24
19 21 71 102
3
3 3 10 16
270
176 236 893 792
37
25 36 133 124
Interest cover - times
9.10
15.33 6.49 10.74 6.59
9.08
15.12 6.56 10.61 6.61
I
Free cash flow
Net cash inflow from operating activities per cash flow
2,077
2,338 1,118 7,830 3,892
276
324 171 1,138 612
Stay-in-business capital expenditure
(1,144)
(952) (779) (3,416) (2,879)
(160)
(136) (119) (504) (452)
933
1,386 339 4,414 1,013
116
188 52 634 160
As at
As at
As at
As at
As at
As at
Dec
Sep
Dec
Dec
Sep
Dec
2006
2006
2005
2006
2006
2005
Restated Restated
Unaudited  Unaudited   Unaudited  Unaudited  Unaudited  Unaudited
J
Net asset value - cents per share
Total equity per balance sheet
21,331
22,592 16,882
3,047
2,910 2,662
Number of ordinary shares in issue - millions (note 9)
280
275 265
280
275 265
Net asset value - cents per share
7,607
8,208 6,372
1,087
1,057 1,005
Total equity per balance sheet
21,331
22,592 16,882
3,047
2,910 2,662
Intangible assets per balance sheet
(2,909)
(3,137) (2,533)
(415)
(404) (399)
18,422
19,455 14,349
2,632
2,506 2,263
Number of ordinary shares in issue - millions (note 9)
280
275 265
280
275 265
Net tangible asset value - cents per share
6,569
7,068 5,416
939
910 854
K
Net debt
Borrowings - long-term portion per balance sheet
9,963
10,497 10,825
1,423
1,352 1,706
Borrowings - short-term portion per balance sheet
413
290 1,190
59
37 188
Total borrowings
10,376
10,787 12,015
1,482
1,389 1,894
Cash and cash equivalents per balance sheet
(3,467)
(2,871) (1,328)
(495)
(370) (209)
Net debt
6,909
7,916 10,687
987
1,019 1,685
Rounding of figures may results in computational discrepancies.
SA Rand million US Dollar million
SA Rand million / Metric US Dollar million / Imperial
Quarter ended
Year ended
Quarter ended
Year ended

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2006
2005
2006
2006
2006
2005
SA Rand / US Dollar
SOUTH AFRICA
695
543
2,116
2,208
97
77
313
347
Vaal River
Great Noligwa
136 88 332 275 19 13 49 43
Kopanang 101 72 281 264 14 10 41 41
Moab Khotsong 169 147 565 600 23 21 83 94
Tau Lekoa 24 16 74 93 3 2 11 15
Surface Operations 7 10 51 170 1 1 8 27
West Wits
Mponeng
111 81 325 301 16 11 48 47
Savuka 5 4 13 38 1 1 2 6
TauTona 142 124 475 468 20 17 70 74
ARGENTINA
45
26
129
98
6
4
19
15
Cerro Vanguardia - Attributable 92.50% 42 24 119 90 6 3 18 14
Minorities and exploration 3 2 10 8 - 1 1 1
AUSTRALIA
295
162
584
244
42
24
86
38
Sunrise Dam 27 56 163 214 4 8 24 34
Boddington 258 104 408 25 37 16 60 4
Exploration 10 2 13 5 1 - 2 -
BRAZIL
333
396
1,258
544
45
57
186
85
AngloGold Ashanti Brasil Mineração 300 362 1,134 459 41 52 168 71
Serra Grande - Attributable 50% 15 16 57 42 2 2 8 7
Minorities, exploration and other 18 18 67 43 2 3 10 7
GHANA
236
153
656
574
33
21
97
90
Bibiani 1 1 3 44 - - - 7
Iduapriem - Attributable 85% 17 10 31 23 2 1 5 4
Obuasi 216 140 613 495 30 19 91 78
Minorities and exploration 2 2 9 12 1 1 1 1
GUINEA
27
26
110
229
4
4
16
36
Siguiri - Attributable 85% 23 22 94 194 3 3 14 31
Minorities and exploration 4 4 16 35 1 1 2 5
MALI
22
7
44
75
3
1
6
12
Morila - Attributable 40% 4 - 8 11 1 - 1 2
Sadiola - Attributable 38% 13 4 28 48 2 1 4 7
Yatela - Attributable 40% 5 2 7 15 1 - 1 2
NAMIBIA
18
5
33
33
3
1
5
5
Navachab 18 5 33 33 3 1 5 5
TANZANIA
119
198
452
496
16
29
67
78
Geita 119 198 452 496 16 29 67 78
USA
29
17
89
53
4
2
13
8
Cripple Creek & Victor J.V. 29 17 89 53 4 2 13 8
OTHER
41
9
62
46
6
1
9
8
ANGLOGOLD ASHANTI
1,861
1,542
5,533
4,600
260
220
817
722
Rounding of figures may results in computational discrepancies.
Capital expenditure - Rm
Capital expenditure - $m

Development
for the quarter ended 31 December 2006
Statistics are shown in metric units
Advanced
metres
Sampled
Ave. channel
(total)
metres
width (cm)
Ave. g/t
Ave. cm.g/t
Ave. kg/t
Ave. cm.kg/t
VAAL RIVER
Great Noligwa
Vaal reef
3,433 434 137.3 25.63 3,519 1.27 174.36
Kopanang
Vaal reef
6,912 704 15.3 219.22 3,354 17.69 270.68
Tau Lekoa
Ventersdorp Contact reef
1,816 358 67.0 16.70 1,119 - -
Moab Khotsong
Vaal reef
4,748 88 126.0 14.63 1,843 1.26 159.00
WEST WITS
TauTona
Ventersdorp Contact reef
207 - - - - - -
Carbon Leader reef
2,726 76 12.3 45.85 564 0.66 8.11
Savuka
Ventersdorp Contact reef
25 - - - - - -
Carbon Leader reef 214 - - - - - -
Mponeng
Ventersdorp Contact reef
4,469 774 80.1 19.79 1,585 - -
AUSTRALIA
Sunrise Dam
990 990 - 5.20 - - -
BRAZIL
AngloGold Ashanti Brasil Mineração
Mine de Cuiabá
1,706 235 61.8 4.68 - - -
Córrego do Sitio 244 113 - 16.06 - - -
Lamego 635 73 - 3.80 - - -
Serra Grande
Mina Ill
1,075 309 100.0 7.51 - - -
Mina Nova 127 - - - - - -
GHANA
Obuasi
6,547 2,045 510.0 * 8.91 4,544 - -
Statistics are shown in imperial units
Advanced
feet
Sampled
Ave. channel
(total)
feet
width (inches)
Ave. oz/t
Ave. ft.oz/t
Ave. lb/t
Ave. ft.lb/t
VAAL RIVER
Great Noligwa
Vaal reef
11,262 1,424 54.1 0.75 3.37 2.54 11.44
Kopanang
Vaal reef
22,678 2,310 6.0 6.39 3.21 35.38 17.76
Tau Lekoa
Ventersdorp Contact reef
5,959 1,175 26.4 0.49 1.07 - -
Moab Khotsong
Vaal reef
15,577 289 49.6 0.43 1.76 2.52 10.42
WEST WITS
TauTona
Ventersdorp Contact reef
679 - - - - - -
Carbon Leader reef 8,943 249 4.8 1.34 0.54 1.32 0.53
Savuka
Ventersdorp Contact reef
82 - - - - - -
Carbon Leader reef 702 - - - - - -
Mponeng
Ventersdorp Contact reef
14,662 2,539 31.5 0.58 1.52 - -
- -
AUSTRALIA
- -
Sunrise Dam
3,248 3,248 - 0.15 - - -
BRAZIL
AngloGold Ashanti Brasil Mineração
Mina de Cuiabá
5,598 770 24.3 0.14 - - -
Córrego do Sitio
801 370 - 0.47 - - -
Lamego 2,082 238 - 0.11 - - -
Serra Grande
Mina Ill
3,527 1,014 39.4 0.22 - - -
Mina Nova 417 - - - - - -
GHANA
Obuasi
21,479 6,708 200.8 * 0.26 4.35 - -
* Average ore body width
Sampled
gold
uranium
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.
Sampled
gold
uranium

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2006
2005
2006
2006
2006
2005
Metric
SOUTH AFRICA
20,019
20,296
79,427
83,223
Vaal River
Great Noligwa
7.95
7.72
8.08
9.30
4,640
4,699
19,119
21,547
Kopanang
7.40
6.63
7.01
7.38
3,657
3,448
13,886
14,993
Moab Khotsong
6.36
5.43
6.35
-
411
329
1,371
-
Tau Lekoa
4.34
3.59
3.76
3.96
1,387
1,358
5,473
8,253
Surface Operations
0.57
0.44
0.49
0.51
1,072
819
3,525
2,952
West Wits
Mponeng
9.69
9.83
9.93
9.15
4,595
4,832
18,549
15,921
Savuka
7.31
8.44
7.68
6.80
654
808
2,768
3,930
TauTona
2
11.46
10.51
10.18
9.62
3,604
4,000
14,736
15,627
ARGENTINA
1,346
1,702
6,683
6,564
Cerro Vanguardia - Attributable 92.50%
5.51
7.00
7.29
7.70
1,346
1,702
6,683
6,564
AUSTRALIA
4,746
3,366
14,450
14,139
Sunrise Dam
3
4.20
3.10
3.39
3.68
4,746
3,366
14,450
14,139
BRAZIL
2,904
2,858
10,551
10,756
AngloGold Ashanti Brasil Mineração
2
7.97
7.13
7.60
7.27
2,156
2,098
7,533
7,763
Serra Grande - Attributable 50%
7.69
7.29
7.51
7.93
747
760
3,017
2,993
GHANA
4,411
4,540
18,399
21,170
Bibiani
5
0.43
0.44
0.55
-
150
263
1,163
3,578
Iduapriem
3
- Attributable 85%
1.70
1.73
1.74
1.71
1,219
1,360
5,196
5,422
Obuasi
2
4.61
4.05
4.39
4.77
3,041
2,916
12,040
12,169
GUINEA
2,406
1,940
7,948
7,674
Siguiri
3
- Attributable 85%
1.08
1.09
1.08
1.21
2,406
1,940
7,948
7,674
MALI
4,110
4,029
16,700
16,421
Morila - Attributable 40%
3.46
3.85
3.88
5.41
1,503
1,551
6,428
8,139
Sadiola - Attributable 38%
3.44
2.85
3.22
2.73
1,546
1,430
5,898
5,223
Yatela
4
- Attributable 40%
3.88
2.97
4.12
2.99
1,061
1,048
4,374
3,060
NAMIBIA
617
711
2,690
2,510
Navachab
1.63
1.72
1.81
2.05
617
711
2,690
2,510
TANZANIA
2,478
2,280
9,588
19,074
Geita
1.73
1.48
1.68
3.14
2,478
2,280
9,588
19,074
USA
2,661
2,143
8,817
10,252
Cripple Creek & Victor J.V.
4
0.48
0.65
0.54
0.62
2,661
2,143
8,817
10,252
ANGLOGOLD ASHANTI
45,697
43,864
175,253
191,783
Underground Operations
7.47
6.98
7.20
7.31
24,611
25,066
97,112
100,858
Surface and Dump Reclamation
0.52
0.46
0.50
0.52
1,569
1,497
6,246
4,228
Open-pit Operations
2.13
2.00
2.14
2.74
15,451
13,742
57,334
69,871
Heap Leach Operations
1
0.79
0.84
0.82
0.83
4,066
3,559
14,561
16,826
45,697
43,864
175,253
191,783
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
5
The yield of Bibiani represents surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
3
The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
Yield - g/t
Gold produced - kg
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to
2
The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2006
2005
2006
2006
2006
2005
Metric
SOUTH AFRICA
262
268
259
252
20,307
20,232
78,914
83,212
Vaal River
Great Noligwa
234 243 244 266 4,642 4,768 18,998 21,544
Kopanang 241 229 227 240 3,655 3,481 13,790 14,991
Moab Khotsong 146 123 120 - 411 330 1,359 -
Tau Lekoa 167 164 154 168 1,390 1,366 5,440 8,252
Surface Operations 1,561 1,088 1,194 791 1,066 841 3,495 2,951
West Wits
Mponeng
330 342 333 283 4,746 4,731 18,430 15,919
Savuka 208 256 221 146 667 788 2,753 3,931
TauTona 290 326 302 310 3,729 3,928 14,649 15,624
ARGENTINA
723
962
938
900
1,325
1,605
6,619
6,422
Cerro Vanguardia - Attributable 92.50% 723 962 938 900 1,325 1,605 6,619 6,422
AUSTRALIA
2,443
2,232
2,363
2,776
4,899
3,194
14,413
14,123
Sunrise Dam 4,354 2,867 3,156 3,143 4,899 3,194 14,413 14,123
BRAZIL
626
640
602
692
2,775
2,771
10,655
10,347
AngloGold Ashanti Brasil Mineração 568 573 526 618 2,095 2,045 7,703 7,445
Serra Grande - Attributable 50% 887 945 946 999 681 725 2,952 2,902
GHANA
229
224
229
227
4,334
4,633
17,866
21,172
Bibiani 390 476 605 780 139 283 1,119 3,578
Iduapriem - Attributable 85% 568 648 619 635 1,112 1,434 5,027 5,423
Obuasi 181 165 172 152 3,082 2,916 11,719 12,171
GUINEA
619
494
508
592
2,402
1,755
7,758
7,674
Siguiri - Attributable 85% 619 494 508 592 2,402 1,755 7,758 7,674
MALI
1,286
1,297
1,333
1,946
3,972
4,097
16,285
16,450
Morila - Attributable 40% 1,132 1,178 1,221 3,097 1,554 1,520 6,234 8,148
Sadiola - Attributable 38% 1,350 1,339 1,347 1,719 1,369 1,498 5,722 5,250
Yatela - Attributable 40% 1,470 1,455 1,514 1,103 1,048 1,079 4,328 3,052
NAMIBIA
654
769
716
664
544
695
2,548
2,512
Navachab 654 769 716 664 544 695 2,548 2,512
TANZANIA
385
382
404
1,195
2,617
2,020
9,666
18,701
Geita 385 382 404 1,195 2,617 2,020 9,666 18,701
USA
2,740
2,151
2,260
2,728
2,692
2,183
8,915
10,154
Cripple Creek & Victor J.V. 2,740 2,151 2,260 2,728 2,692 2,183 8,915 10,154
ANGLOGOLD ASHANTI
372
360
358
376
45,866
43,185
173,639
190,767
Rounding of figures may results in computational discrepancies.
Productivity per employee - g
Gold sold - kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2006
2005
2006
2006
2006
2005
SA Rand / Metric
SOUTH AFRICA
62,888
62,837
61,667
59,343
88,764
82,547
82,939
75,434
Vaal River
Great Noligwa
54,393 62,145 56,390 53,868 76,424 78,323 74,041 67,024
Kopanang 61,570 65,114 62,908 56,427 76,264 78,594 76,906 69,594
Moab Khotsong 116,485 153,993 141,574 - 234,471 246,929 240,384 -
Tau Lekoa 87,829 95,702 94,730 83,885 149,979 123,094 132,864 103,932
Surface Operations 55,607 72,723 61,154 58,636 60,852 81,457 68,692 58,636
West Wits
Mponeng
57,887 49,800 51,524 57,084 84,563 70,280 73,379 74,309
Savuka 79,339 67,618 72,865 87,200 76,223 74,723 77,752 105,194
TauTona 65,013 55,777 58,419 52,158 93,108 80,233 83,398 74,418
ARGENTINA
80,559
49,808
50,015
35,698
129,468
79,928
80,091
57,543
Cerro Vanguardia - Attributable 92.50% 79,547 49,170 49,358 35,035 128,229 79,097 79,269 56,756
AUSTRALIA
68,984
82,199
67,512
56,904
89,091
99,263
85,421
78,313
Sunrise Dam 68,640 80,232 65,877 54,924 86,512 98,305 82,908 74,065
BRAZIL
51,246
50,934
47,342
37,709
74,790
63,648
62,941
49,123
AngloGold Ashanti Brasil Mineração 45,050 47,496 42,816 34,619 68,934 59,868 58,713 46,446
Serra Grande - Attributable 50% 48,667 43,943 43,031 32,414 71,232 57,431 57,627 42,027
GHANA
98,675
90,249
85,168
69,504
141,474
128,858
121,453
97,018
Bibiani 121,324 163,285 95,581 62,273 (70,202) 197,243 98,495 98,650
Iduapriem - Attributable 85% 85,886 77,622 79,733 71,330 104,967 103,239 103,544 92,403
Obuasi 102,684 89,549 86,508 70,817 166,564 134,636 131,398 98,595
GUINEA
89,572
100,179
87,571
62,009
136,464
129,505
121,156
85,331
Siguiri - Attributable 85% 89,572 100,179 87,571 62,009 136,464 129,505 121,156 85,331
MALI
63,526
58,445
54,510
45,135
70,492
82,079
69,827
63,108
Morila - Attributable 40% 74,482 64,107 60,080 39,083 84,940 84,277 75,989 60,147
Sadiola - Attributable 38% 65,107 63,739 58,876 54,377 77,704 79,042 73,025 68,784
Yatela - Attributable 40% 51,776 53,712 49,469 53,754 45,489 93,736 65,402 69,469
NAMIBIA
70,764
58,677
57,716
65,300
96,078
74,494
75,801
66,354
Navachab 70,764 58,677 57,716 65,300 96,078 74,494 75,801 66,354
TANZANIA
138,524
124,644
109,639
61,182
143,291
163,321
130,792
79,377
Geita 138,524 124,644 109,639 61,182 143,291 163,321 130,792 79,377
USA
64,863
58,320
57,039
48,356
89,868
80,936
80,481
69,581
Cripple Creek & Victor J.V. 60,891 55,821 54,389 47,124 85,892 78,428 77,828 68,349
ANGLOGOLD ASHANTI
72,422
71,495
67,133
57,465
98,145
95,267
90,345
76,495
Rounding of figures may results in computational discrepancies.
Total cash costs - R/kg
Total production costs - R/kg

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2006
2005
2006
2006
2006
2005
SOUTH AFRICA
1,382
1,484
5,366
2,562
872
1,106
3,746
1,480
Vaal River
Great Noligwa
356
350
1,373
768
256
281
1,055
556
Kopanang
255
246
926
476
201
204
744
347
Moab Khotsong
-
(6)
(20)
-
(43)
(36)
(148)
-
Tau Lekoa
59
53
175
59
(25)
19
(22)
(84)
Surface Operations
80
55
242
105
74
48
215
105
West Wits
Mponeng
354
414
1,467
553
224
318
1,063
318
Savuka
43
54
164
(6)
38
49
145
(46)
TauTona
236
318
1,039
607
147
224
693
284
ARGENTINA
63
134
465
354
(12)
79
245
203
Cerro Vanguardia - Attributable 92.50%
60
125
434
332
(10)
75
232
193
Minorities and exploration
3
9
31
22
(2)
4
13
10
AUSTRALIA
391
315
1,179
494
308
251
934
288
Sunrise Dam
391
315
1,179
494
308
251
934
288
BRAZIL
399
304
1,136
687
329
258
946
543
AngloGold Ashanti Brasil Mineração
265
188
695
389
231
163
596
304
Serra Grande - Attributable 50%
80
59
226
165
62
48
180
137
Minorities and exploration
54
57
215
133
36
47
170
102
GHANA
28
86
396
249
(108)
(70)
(186)
(191)
Bibiani
33
(7)
59
15
32
(13)
33
(66)
Iduapriem - Attributable 85%
37
48
158
52
12
19
49
(16)
Obuasi
(55)
30
131
165
(159)
(84)
(292)
(104)
Minorities and exploration
13
15
48
17
7
8
24
(5)
GUINEA
79
41
282
258
(19)
(18)
19
98
Siguiri - Attributable 85%
60
27
217
211
(23)
(22)
(5)
81
Minorities and exploration
19
14
65
47
4
4
24
17
MALI
364
342
1,274
732
287
250
986
443
Morila - Attributable 40%
122
127
466
413
95
96
354
245
Sadiola - Attributable 38%
116
122
418
205
90
99
334
131
Yatela - Attributable 40%
127
93
390
114
103
55
298
68
NAMIBIA
43
57
192
110
32
46
148
64
Navachab
43
57
192
110
32
46
148
64
TANZANIA
78
36
246
289
(2)
(51)
(19)
49
Geita
78
36
246
289
(2)
(51)
(19)
49
USA
226
81
432
363
167
23
167
107
Cripple Creek & Victor J.V.
226
81
432
363
167
23
167
107
OTHER
105
162
268
(13)
105
146
221
(85)
ANGLOGOLD ASHANTI
3,158
3,041
11,236
6,085
1,959
2,020
7,207
2,999
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.
Rounding of figures may results in computational discrepancies.
SA Rand
Cash gross profit (loss) - Rm
1
Gross profit (loss) adjusted for the effect of unrealised non-
hedge derivatives - Rm

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2006
2005
2006
2006
2006
2005
Imperial
SOUTH AFRICA
644
653
2,554
2,676
Vaal River
Great Noligwa
0.232
0.225
0.236
0.271
149
151
615
693
Kopanang
0.216
0.193
0.204
0.215
118
111
446
482
Moab Khotsong
0.185
0.158
0.185
-
13
11
44
-
Tau Lekoa
0.127
0.105
0.110
0.116
45
44
176
265
Surface Operations
0.016
0.013
0.014
0.015
34
26
113
95
West Wits
Mponeng
0.283
0.287
0.290
0.267
148
155
596
512
Savuka
0.213
0.246
0.224
0.198
21
26
89
126
TauTona
2
0.334
0.306
0.297
0.281
116
129
474
502
ARGENTINA
43
55
215
211
Cerro Vanguardia - Attributable 92.50%
0.161
0.204
0.213
0.225
43
55
215
211
AUSTRALIA
153
108
465
455
Sunrise Dam
3
0.123
0.090
0.099
0.107
153
108
465
455
BRAZIL
93
92
339
346
AngloGold Ashanti Brasil Mineração
2
0.232
0.208
0.222
0.212
69
67
242
250
Serra Grande - Attributable 50%
0.224
0.213
0.219
0.231
24
24
97
96
GHANA
142
146
592
680
Bibiani
5
0.013
0.013
0.016
-
5
8
37
115
Iduapriem
3
- Attributable 85%
0.049
0.051
0.051
0.050
39
44
167
174
Obuasi
2
0.134
0.118
0.128
0.139
98
94
387
391
GUINEA
77
62
256
246
Siguiri
3
- Attributable 85%
0.032
0.032
0.032
0.035
77
62
256
246
MALI
132
130
537
528
Morila - Attributable 40%
0.101
0.112
0.113
0.158
48
50
207
262
Sadiola - Attributable 38%
0.100
0.083
0.094
0.080
50
46
190
168
Yatela
4
- Attributable 40%
0.113
0.087
0.120
0.087
34
34
141
98
NAMIBIA
20
23
86
81
Navachab
0.048
0.050
0.053
0.060
20
23
86
81
TANZANIA
80
73
308
613
Geita
0.050
0.043
0.049
0.092
80
73
308
613
USA
86
69
283
330
Cripple Creek & Victor J.V.
4
0.014
0.019
0.016
0.018
86
69
283
330
ANGLOGOLD ASHANTI
1,469
1,410
5,635
6,166
Undergound operations
0.218
0.204
0.210
0.213
791
806
3,123
3,243
Surface and Dump Reclamation
0.015
0.013
0.015
0.015
50
48
201
136
Open-pit Operations
0.062
0.058
0.063
0.080
497
442
1,843
2,246
Heap leach Operations
1
0.023
0.024
0.024
0.024
131
114
468
541
1,469
1,410
5,635
6,166
4
Yatela and Cripple Creek & Victor Joint Venture operations yield reflects gold placed/tonnes placed.
5
The yield of Bibiani represents surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
3
The yield of Sunrise Dam, Iduapriem and Siguiri represents open-pit operations.
Yield - oz/t
Gold produced - oz (000)
1
The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.
2
The yield of TauTona, AngloGold Ashanti Brasil Mineração and Obuasi represents underground

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2006
2005
2006
2006
2006
2005
Imperial
SOUTH AFRICA
8.43
8.62
8.34
8.11
653
650
2,537
2,675
Vaal River
Great Noligwa
7.53 7.80 7.85 8.55 149 153 611 693
Kopanang 7.74 7.37 7.30 7.71 118 112 443 482
Moab Khotsong 4.68 3.95 3.86 - 13 11 44 -
Tau Lekoa 5.36 5.26 4.96 5.41 45 44 175 265
Surface Operations 50.20 35.00 38.40 25.44 34 27 112 95
West Wits
Mponeng
10.62 11.01 10.71 9.10 153 152 593 512
Savuka 6.68 8.24 7.11 4.70 21 25 89 126
TauTona 9.31 10.48 9.71 9.97 120 126 471 502
ARGENTINA
23.24
30.92
30.15
28.95
43
52
213
206
Cerro Vanguardia - Attributable 92.50% 23.24 30.92 30.15 28.95 43 52 213 206
AUSTRALIA
78.54
71.75
75.96
89.27
158
103
463
454
Sunrise Dam 140.00 92.18 101.48 101.06 158 103 463 454
BRAZIL
20.11
20.58
19.36
22.23
89
89
343
333
AngloGold Ashanti Brasil Mineração 18.25 18.42 16.90 19.88 67 66 248 239
Serra Grande - Attributable 50% 28.50 30.37 30.42 32.12 22 23 95 93
GHANA
7.35
7.19
7.35
7.31
139
149
574
681
Bibiani 12.54 15.30 19.46 25.09 4 9 36 115
Iduapriem - Attributable 85% 18.27 20.83 19.90 20.43 36 46 162 174
Obuasi 5.83 5.32 5.52 4.89 99 94 377 391
GUINEA
19.89
15.88
16.33
19.03
77
56
249
247
Siguiri - Attributable 85% 19.89 15.88 16.33 19.03 77 56 249 247
MALI
41.35
41.71
42.85
62.56
128
132
524
529
Morila - Attributable 40% 36.39 37.87 39.26 99.57 50 49 200 262
Sadiola - Attributable 38% 43.40 43.03 43.32 55.27 44 48 184 169
Yatela - Attributable 40% 47.25 46.78 48.69 35.48 34 35 139 98
NAMIBIA
21.04
24.71
23.03
21.36
17
22
82
81
Navachab 21.04 24.71 23.03 21.36 17 22 82 81
TANZANIA
12.38
12.27
12.98
38.41
84
65
311
601
Geita 12.38 12.27 12.98 38.41 84 65 311 601
USA
88.10
69.16
72.67
87.71
87
70
287
326
Cripple Creek & Victor J.V. 88.10 69.16 72.67 87.71 87 70 287 326
ANGLOGOLD ASHANTI
11.97
11.57
11.49
12.10
1,475
1,388
5,583
6,133
Rounding of figures may results in computational discrepancies.
Productivity per employee - oz
Gold sold - oz (000)

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2006
2005
2006
2006
2006
2005
US Dollar / Imperial
SOUTH AFRICA
268
274
285
291
379
359
383
369
Vaal River
Great Noligwa
232 271 261 264 326 341 342 329
Kopanang 262 284 291 277 325 343 355 341
Moab Khotsong 498 669 655 - 1,006 1,073 1,107 -
Tau Lekoa 373 417 440 410 640 536 614 509
Surface Operations 237 317 281 287 259 355 316 287
West Wits
Mponeng
247 217 237 279 361 306 338 363
Savuka 339 294 336 430 324 325 359 517
TauTona 277 243 269 256 397 349 384 364
ARGENTINA
344
216
228
174
554
347
365
281
Cerro Vanguardia - Attributable 92.50% 340 213 225 171 549 343 361 277
AUSTRALIA
295
355
306
279
380
430
388
383
Sunrise Dam 293 346 298 269 369 425 376 363
BRAZIL
218
223
216
184
318
278
287
239
AngloGold Ashanti Brasil Mineração 192 207 195 169 293 260 266 226
Serra Grande - Attributable 50% 207 194 198 158 304 253 265 205
GHANA
420
392
390
339
604
559
557
473
Bibiani 508 704 437 305 (315) 853 464 482
Iduapriem - Attributable 85% 366 338 368 348 446 449 478 451
Obuasi 437 388 395 345 713 584 600 481
GUINEA
383
435
399
301
584
562
552
414
Siguiri - Attributable 85% 383 435 399 301 584 562 552 414
MALI
271
254
250
220
300
354
320
308
Morila - Attributable 40% 317 278 275 191 361 366 349 293
Sadiola - Attributable 38% 277 278 270 265 331 344 335 336
Yatela - Attributable 40% 222 234 228 263 195 398 299 340
NAMIBIA
303
255
265
321
412
324
348
326
Navachab 303 255 265 321 412 324 348 326
TANZANIA
586
540
497
298
605
706
595
387
Geita 586 540 497 298 605 706 595 387
USA
276
254
260
236
383
353
368
339
Cripple Creek & Victor J.V. 259 243 248 230 366 342 356 333
ANGLOGOLD ASHANTI
309
311
308
281
419
414
414
374
Rounding of figures may results in computational discrepancies.
Total cash costs - $/oz
Total production costs - $/oz

Key
operating results
PER REGION & OPERATION
Quarter
Quarter
Year
Year
Quarter
Quarter
Year
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2006
2005
2006
2006
2006
2005
SOUTH AFRICA
188
208
788
399
118
155
549
230
Vaal River
Great Noligwa
49
49
203
120
35
39
156
87
Kopanang
35
34
136
74
27
29
109
54
Moab Khotsong
(0)
(1)
(3)
-
(6)
(5)
(22)
-
Tau Lekoa
8
7
25
9
(3)
3
(4)
(14)
Surface Operations
11
8
35
16
10
7
31
16
West Wits
Mponeng
48
58
216
86
30
44
156
49
Savuka
6
8
24
(1)
5
7
21
(8)
TauTona 32
45
152
95
20
31
101
44
ARGENTINA
9
19
69
56
(2)
11
37
32
Cerro Vanguardia - Attributable 92.50%
8
17
65
52
(1)
10
35
31
Minorities and exploration
1
2
4
4
(1)
1
2
1
AUSTRALIA
54
44
173
78
43
35
137
46
Sunrise Dam
54
44
173
78
43
35
137
46
BRAZIL
55
42
165
108
45
36
138
86
AngloGold Ashanti Brasil Mineração
36
26
101
61
32
23
86
48
Serra Grande - Attributable 50%
11
8
33
26
8
7
26
22
Minorities and exploration
8
8
31
21
5
6
26
16
GHANA
4
12
60
40
(15)
(10)
(26)
(29)
Bibiani
5
(1)
9
3
4
(2)
5
(10)
Iduapriem - Attributable 85%
5
7
23
9
2
3
7
(2)
Obuasi
(8)
4
21
26
(22)
(12)
(42)
(16)
Minorities and exploration
2
2
7
2
1
1
4
(1)
GUINEA
11
6
42
40
(2)
(2)
4
15
Siguiri - Attributable 85%
8
4
33
33
(3)
(3)
-
12
Minorities and exploration
3
2
9
7
1
1
4
3
MALI
50
48
188
115
39
36
146
69
Morila - Attributable 40%
17
18
69
65
13
14
52
39
Sadiola - Attributable 38%
16
17
61
32
12
14
49
20
Yatela - Attributable 40%
17
13
57
18
14
8
44
11
NAMIBIA
6
8
28
17
4
6
22
10
Navachab
6
8
28
17
4
6
22
10
TANZANIA
11
5
37
47
-
(7)
(2)
9
Geita
11
5
37
47
-
(7)
(2)
9
USA
31
11
62
57
23
3
23
17
Cripple Creek & Victor J.V.
31
11
62
57
23
3
23
17
OTHER
15
23
40
(2)
16
20
30
(15)
ANGLOGOLD ASHANTI
434
426
1,652
955
269
283
1,058
470
Rounding of figures may results in computational discrepancies.
US Dollar
Cash gross profit (loss) - $m
1
Gross profit (loss) adjusted for the effect of unrealised non-
hedge derivatives - $m
1
Gross profit (loss) adjusted for the effect of unrealised non-hedge derivatives plus amortisation of tangible and intangible assets, less non-cash revenues.

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
GREAT NOLIGWA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
99 99 104 395 1,062 1,068 1,116 4,252
Milled - 000 tonnes / - 000 tons 584 608 617 2,365 644 671 681 2,607
Yield - g/t / - oz/t 7.95 7.72 8.54 8.08 0.232 0.225 0.249 0.236
Gold produced - kg / - oz (000) 4,640 4,699 5,274 19,119 149 151 170 615
Gold sold - kg / oz (000) 4,642 4,768 5,270 18,998 149 153 169 611
Price received - R/kg / - $/oz - sold 131,409 137,043 102,524 129,696 559 599 488 597
Total cash costs - R / - $ - ton milled 432 480 430 456 54 61 60 62
- R/kg / - $/oz - produced 54,393 62,145 50,311 56,390 232 271 240 261
Total production costs - R/kg / - $/oz - produced 76,424 78,323 73,628 74,041 326 341 353 342
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 280 282 302 280 9.01 9.07 9.72 8.99
Actual - g / - oz 234 243 265 244 7.53 7.80 8.52 7.85
Target
- m
2
/ - ft
2
5.70 5.82 5.45 5.66 61.35 62.69 58.68 60.91
Actual
- m
2
/ - ft
2
4.98 5.12 5.21 5.05 53.61 55.16 56.04 54.31
FINANCIAL RESULTS (MILLION)
Gold income
546 623 488 2,197 74 87 75 325
Cost of sales 354 373 377 1,409 49 52 58 209
Cash operating costs 251 290 265 1,069 34 41 41 159
Other cash costs 2 2 - 9 - - - 1
Total cash costs 252 292 265 1,078 35 41 41 160
Retrenchment costs 4 4 11 15 1 1 2 2
Rehabilitation and other non-cash costs (2) 2 2 5 - - - 1
Production costs 254 298 278 1,098 35 42 43 163
Amortisation of tangible assets 100 70 110 318 14 10 17 47
Inventory change - 5 (12) (7) - 1 (2) (1)
192 250 112 788 26 35 17 115
Realised non-hedge derivatives 64 30 52 267 9 4 8 40
Gross profit excluding the effect of unrealised non-hedge derivatives 256 281 164 1,055 35 39 25 156
Capital expenditure 136 88 124 332 19 13 19 49
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
KOPANANG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
129 123 120 482 1,391 1,323 1,293 5,191
Milled - 000 tonnes / - 000 tons 494 520 504 1,981 545 574 556 2,184
Yield - g/t / - oz/t 7.40 6.63 7.27 7.01 0.216 0.193 0.212 0.204
Gold produced - kg / - oz (000) 3,657 3,448 3,664 13,886 118 111 118 446
Gold sold - kg / oz (000) 3,655 3,481 3,662 13,790 118 112 118 443
Price received - R/kg / - $/oz - sold 131,218 137,049 102,370 130,139 558 598 488 596
Total cash costs - R / - $ - ton milled 455 432 402 441 57 55 56 59
- R/kg / - $/oz - produced 61,570 65,114 55,227 62,908 262 284 263 291
Total production costs - R/kg / - $/oz - produced 76,264 78,594 70,300 76,906 325 343 335 355
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 240 241 221 240 7.71 7.74 7.09 7.72
Actual - g / - oz 241 229 239 227 7.74 7.37 7.70 7.30
Target
- m
2
/ - ft
2
7.75 7.78 7.09 7.75 83.40 83.76 76.32 83.45
Actual
- m
2
/ - ft
2
8.50 8.17 7.85 7.89 91.53 87.89 84.51 84.87
FINANCIAL RESULTS (MILLION)
Gold income
430 455 338 1,600 59 64 52 235
Cost of sales 279 273 257 1,051 38 38 39 156
Cash operating costs 224 223 202 866 31 31 31 129
Other cash costs 1 2 - 7 - - - 1
Total cash costs 225 225 202 874 31 31 31 130
Retrenchment costs 2 3 8 10 - - 1 1
Rehabilitation and other non-cash costs (3) 2 3 2 - - - -
Production costs 224 229 213 885 31 32 33 131
Amortisation of tangible assets 55 42 44 183 8 6 7 27
Inventory change - 2 (1) (17) - - - (3)
151 182 81 549 20 25 12 80
Realised non-hedge derivatives 50 22 37 195 7 3 6 29
Gross profit excluding the effect of unrealised non-hedge derivatives 201 204 118 744 27 29 18 109
Capital expenditure 101 72 69 281 14 10 11 41
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
MOAB KHOTSONG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
9 9 - 31 95 92 - 335
Milled - 000 tonnes / - 000 tons 65 61 - 216 71 67 - 238
Yield - g/t / - oz/t 6.36 5.43 - 6.35 0.185 0.158 - 0.185
Gold produced - kg / - oz (000) 411 329 - 1,371 13 11 - 44
Gold sold - kg / - oz (000) 411 330 - 1,359 13 11 - 44
Price received - R/kg / - $/oz - sold 131,193 137,141 - 130,860 558 595 - 596
Total cash costs - R / - $ - ton milled 740 837 - 899 92 106 - 121
- R/kg / - $/oz - produced 116,485 153,993 - 141,574 498 669 - 655
Total production costs - R/kg / - $/oz - produced 234,471 246,929 - 240,384 1,006 1,073 - 1,107
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 162 138 - 127 5.21 4.44 - 4.09
Actual - g / - oz 146 123 - 120 4.68 3.95 - 3.86
Target
- m
2
/ - ft
2
3.20 3.00 - 2.81 34.44 32.24 - 30.25
Actual
- m
2
/ - ft
2
3.13 3.18 - 2.73 33.71 34.26 - 29.34
FINANCIAL RESULTS (MILLION)
Gold income
48 43 - 158 7 6 - 23
Cost of sales 96 81 - 326 13 11 - 48
Cash operating costs 47 50 - 192 7 7 - 29
Other cash costs - - - 2 - - - -
Total cash costs 48 51 - 194 7 7 - 29
Retrenchment costs - - - 1 - - - -
Rehabilitation and other non-cash costs 6 - - 7 1 - - 1
Production costs 54 51 - 202 7 7 - 30
Amortisation of tangible assets 42 30 - 128 6 4 - 19
Inventory change - - - (4) - - - (1)
(48) (39) - (168) (7) (5) - (25)
Realised non-hedge derivatives 6 2 - 20 1 - - 3
Gross loss excluding the effect of unrealised non-hedge derivatives (43) (36) - (148) (6) (5) - (22)
Capital expenditure 169 147 142 565 23 21 22 83
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
TAU LEKOA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
66 71 99 279 706 769 1,067 3,008
Milled - 000 tonnes / - 000 tons 319 378 540 1,457 352 417 596 1,606
Yield - g/t / - oz/t 4.34 3.59 3.52 3.76 0.127 0.105 0.103 0.110
Gold produced - kg / - oz (000) 1,387 1,358 1,904 5,473 45 44 61 176
Gold sold - kg / oz (000) 1,390 1,366 1,902 5,440 45 44 61 175
Price received - R/kg / - $/oz - sold 132,090 137,109 102,339 129,255 561 599 488 595
Total cash costs - R / - $ - ton milled 382 344 326 356 47 44 45 48
- R/kg / - $/oz - produced 87,829 95,702 92,559 94,730 373 417 441 440
Total production costs - R/kg / - $/oz - produced 149,979 123,094 119,704 132,864 640 536 571 614
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 117 123 223 137 3.76 3.95 7.16 4.39
Actual - g / - oz 167 164 156 154 5.36 5.26 5.01 4.96
Target
- m
2
/ - ft
2
5.44 5.64 9.71 6.31 58.60 60.70 104.55 67.94
Actual
- m
2
/ - ft
2
7.88 8.61 8.12 7.88 84.84 92.65 87.38 84.84
FINANCIAL RESULTS (MILLION)
Gold income
164 178 176 629 22 25 27 93
Cost of sales 208 168 225 725 29 24 34 108
Cash operating costs 121 129 176 515 17 18 27 77
Other cash costs 1 1 - 4 - - - 1
Total cash costs 122 130 176 518 17 18 27 77
Retrenchment costs 1 2 4 7 - - 1 1
Rehabilitation and other non-cash costs 2 1 (2) 5 - - - 1
Production costs 125 133 178 530 17 19 27 79
Amortisation of tangible assets 83 34 49 197 11 5 8 29
Inventory change - 1 (3) (2) - - - -
(44) 10 (49) (96) (6) 1 (8) (15)
Realised non-hedge derivatives 20 9 19 74 3 1 3 11
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (25) 19 (30) (22) (3) 3 (5) (4)
Capital expenditure 24 16 24 74 3 2 4 11
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
VAAL RIVER
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
SURFACE OPERATIONS
OPERATING RESULTS
Milled
- 000 tonnes / - 000 tons 1,895 1,856 1,442 7,183 2,089 2,045 1,589 7,918
Yield - g/t / - oz/t 0.57 0.44 0.55 0.49 0.016 0.013 0.016 0.014
Gold produced - kg / - oz (000) 1,072 819 800 3,525 34 26 26 113
Gold sold - kg / - oz (000) 1,066 841 799 3,495 34 27 26 112
Price received - R/kg / - $/oz - sold 130,842 136,959 102,243 131,021 557 598 487 598
Total cash costs - R / - $ - ton milled 31 32 28 30 4 4 4 4
- R/kg / - $/oz - produced 55,607 72,723 51,135 61,154 237 317 244 281
Total production costs - R/kg / - $/oz - produced 60,852 81,457 51,135 68,692 259 355 244 316
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 1,166 1,143 733 1,056 37.48 36.74 23.57 33.96
Actual - g / - oz 1,561 1,088 956 1,194 50.20 35.00 30.74 38.40
FINANCIAL RESULTS (MILLION)
Gold income
125 110 74 406 17 15 11 60
Cost of sales 65 68 40 243 9 9 6 36
Cash operating costs 60 60 41 216 8 8 6 32
Other cash costs - - - - - - - -
Total cash costs 60 60 41 216 8 8 6 32
Retrenchment costs - - - - - - - -
Rehabilitation and other non-cash costs - - - - - - - -
Production costs 60 60 41 216 8 8 6 32
Amortisation of tangible assets 6 7 - 27 1 1 - 4
Inventory change - 1 (1) 1 - - - -
59 42 34 164 8 6 5 24
Realised non-hedge derivatives 15 5 8 51 2 1 1 8
Gross profit excluding the effect of unrealised non-hedge derivatives 74 48 42 215 10 7 6 31
Capital expenditure 7 10 66 51 1 1 10 8
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
MPONENG
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
93 99 93 368 1,003 1,063 1,000 3,962
Milled - 000 tonnes / - 000 tons 474 491 454 1,867 523 542 500 2,058
Yield - g/t / - oz/t 9.69 9.83 9.77 9.93 0.283 0.287 0.285 0.290
Gold produced - kg / - oz (000) 4,595 4,832 4,436 18,549 148 155 143 596
Gold sold - kg / - oz (000) 4,746 4,731 4,433 18,430 153 152 143 593
Price received - R/kg / - $/oz - sold 131,041 137,383 101,950 130,141 556 597 486 596
Total cash costs - R / - $ - ton milled 561 490 507 512 70 62 70 69
- R/kg / - $/oz - produced 57,887 49,800 51,902 51,524 247 217 247 237
Total production costs - R/kg / - $/oz - produced 84,563 70,280 64,155 73,379 361 306 305 338
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 299 297 281 292 9.61 9.54 9.02 9.37
Actual - g / - oz 330 342 318 333 10.62 11.01 10.22 10.71
Target
- m
2
/ - ft
2
6.36 6.41 5.90 6.23 68.41 68.95 63.52 67.09
Actual
- m
2
/ - ft
2
6.70 7.00 6.65 6.61 72.10 75.33 71.61 71.15
FINANCIAL RESULTS (MILLION)
Gold income
558 616 410 2,136 76 86 63 314
Cost of sales 398 332 290 1,335 54 46 44 197
Cash operating costs 264 239 230 947 36 33 35 140
Other cash costs 2 2 1 9 - - - 1
Total cash costs 266 241 230 956 36 34 35 142
Retrenchment costs 1 2 6 7 - - 1 1
Rehabilitation costs (8) 1 (2) (5) (1) - - (1)
Production costs 259 243 235 957 35 34 36 142
Amortisation of tangible assets 129 96 50 404 18 13 8 60
Inventory change 9 (7) 5 (26) 1 (1) 1 (5)
161 284 120 801 21 40 18 117
Realised non-hedge derivatives 63 34 42 262 9 5 7 39
Gross profit excluding the effect of unrealised non-hedge derivatives 224 318 162 1,063 30 44 25 156
Capital expenditure 111 81 81 325 16 11 12 48
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
SAVUKA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
19 21 17 77 206 229 187 830
Milled - 000 tonnes / - 000 tons 89 96 80 360 99 105 88 397
Yield - g/t / - oz/t 7.31 8.44 9.68 7.68 0.213 0.246 0.282 0.224
Gold produced - kg / - oz (000) 654 808 770 2,768 21 26 25 89
Gold sold - kg / - oz (000) 667 788 770 2,753 21 25 25 89
Price received - R/kg / - $/oz - sold 133,464 137,236 102,344 130,216 568 599 487 596
Total cash costs - R / - $ - ton milled 580 571 604 560 72 72 84 75
- R/kg / - $/oz - produced 79,339 67,618 62,419 72,865 339 294 297 336
Total production costs - R/kg / - $/oz - produced 76,223 74,723 87,574 77,752 324 325 416 359
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz - - 149 166 - - 4.80 5.34
Actual - g / - oz 208 256 215 221 6.68 8.24 6.91 7.11
Target
- m
2
/ - ft
2
- - 4.99 5.00 - - 53.75 53.81
Actual
- m
2
/ - ft
2
6.10 6.74 4.84 6.16 65.62 72.55 52.13 66.30
FINANCIAL RESULTS (MILLION)
Gold income
79 103 72 321 11 14 11 47
Cost of sales 51 59 71 213 7 8 11 32
Cash operating costs 52 54 48 200 7 8 7 30
Other cash costs - - - 2 - - - -
Total cash costs 52 55 48 202 7 8 7 30
Retrenchment costs - - 19 1 - - 3 -
Rehabilitation and other non-cash costs (7) - (1) (6) (1) - - (1)
Production costs 45 55 66 197 6 8 10 29
Amortisation of tangible assets 4 5 1 18 1 1 - 3
Inventory change 1 (1) 4 (2) - - 1 -
28 44 - 107 4 6 - 16
Realised non-hedge derivatives 10 5 7 38 1 1 1 6
Gross profit excluding the effect of unrealised non-hedge derivatives 38 49 7 145 5 7 1 21
Capital expenditure 5 4 2 13 1 1 - 2
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

South Africa
WEST WITS
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
TAUTONA
OPERATING RESULTS
UNDERGROUND OPERATION
Area mined
- 000 m
2
/ - 000 ft
2
57
63
72
242
618
683
779
2,606
Milled
- 000 tonnes / - 000 tons
308
375
442
1,420
339
413
487
1,565
Yield
- g/t
/ - oz/t
11.46
10.51
8.90
10.18
0.334
0.306
0.260
0.297
Gold produced
- kg
/ - oz (000)
3,526
3,935
3,929
14,450
113
127
126
465
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
172
142
75
621
189
157
83
684
Yield
- g/t
/ - oz/t
0.45
0.46
0.54
0.46
0.013
0.013
0.016
0.013
Gold produced
- kg
/ - oz (000)
78
65
41
286
2
2
1
9
TOTAL
Yield
1
- g/t
/ - oz/t
11.46
10.51
8.90
10.18
0.334
0.306
0.260
0.297
Gold produced
- kg
/ - oz (000)
3,604
4,000
3,970
14,736
116
129
128
474
Gold sold
- kg
/ - oz (000)
3,729
3,928
3,965
14,649
120
126
127
471
Price received
- R/kg
/ - $/oz
- sold
131,779
137,120
102,120
130,300
559
598
486
596
Total cash costs
- R
/ - $
- ton milled
489
432
400
422
61
55
56
57
- R/kg
/ - $/oz
- produced
65,013
55,777
52,087
58,419
277
243
248
269
Total production costs
- R/kg
/ - $/oz
- produced
93,108
80,233
79,572
83,398
397
349
380
384
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
356
336
336
329
11.45
10.82
10.82
10.58
Actual
- g
/ - oz
290
326
318
302
9.31
10.48
10.24
9.71
Target
- m
2
/ - ft
2
5.71
5.60
5.30
5.60
61.43
60.30
57.09
60.32
Actual
- m
2
/ - ft
2
4.61
5.17
5.81
4.97
49.64
55.60
62.50
53.45
FINANCIAL RESULTS (MILLION)
Gold income
440
512
368
1,704
60
72
56
250
Cost of sales
345
315
319
1,215
47
44
49
179
Cash operating costs
233
221
206
853
32
31
32
126
Other cash costs
1
2
1
8
-
-
-
1
Total cash costs
234
223
207
861
32
31
32
127
Retrenchment costs
1
3
5
9
-
-
1
1
Rehabilitation and other non-cash costs
11
1
(3)
14
2
-
-
2
Production costs
246
227
209
883
34
32
32
131
Amortisation of tangible assets
89
94
107
346
12
13
16
51
Inventory change
9
(6)
4
(13)
1
(1)
1
(3)
95
197
48
489
13
28
7
71
Realised non-hedge derivatives
52
27
37
205
7
4
6
30
Gross profit excluding the effect of unrealised non-hedge derivatives
147
224
85
693
20
31
13
101
Capital expenditure
142
124
143
475
20
17
22
70
1
Total yield excludes the surface and dump reclamation.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Argentina
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
CERRO VANGUARDIA - Atrributable 92.50%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes / - 000 tons 6,341 5,100 4,875 19,674 6,990 5,621 5,374 21,687
Treated - 000 tonnes / - 000 tons 244 243 211 917 269 268 232 1,011
Stripping ratio - t (mined total-mined ore) / t mined ore 26.88 18.27 22.30 20.54 26.88 18.27 22.30 20.54
Yield - g/t / - oz/t 5.51 7.00 7.49 7.29 0.161 0.204 0.218 0.213
Gold in ore - kg / - oz (000) 1,423 1,583 1,677 6,287 46 51 54 202
Gold produced - kg / - oz (000) 1,346 1,702 1,577 6,683 43 55 51 215
Gold sold - kg / - oz (000) 1,325 1,605 1,596 6,619 43 52 51 213
Price received - R/kg / - $/oz - sold 105,682 112,830 90,615 104,320 450 489 432 481
Total cash costs - R/kg / - $/oz - produced 79,547 49,170 36,290 49,358 340 213 173 225
Total production costs - R/kg / - $/oz - produced 128,229 79,097 57,810 79,269 549 343 275 361
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 918 1,028 818 1,065 29.51 33.05 26.30 34.23
Actual - g / - oz 723 962 924 938 23.24 30.92 29.70 30.15
FINANCIAL RESULTS (MILLION)
Gold income
162 205 160 778 22 29 24 115
Cost of sales 159 117 96 500 22 16 15 73
Cash operating costs 91 64 43 256 12 9 7 37
Other cash costs 16 20 14 74 2 3 2 11
Total cash costs 107 84 57 330 15 12 9 48
Rehabilitation and other non-cash costs (4) 1 1 (2) (1) - - -
Production costs 103 84 58 328 14 12 9 48
Amortisation of tangible assets 69 50 32 202 10 7 5 30
Inventory change (14) (17) 5 (29) (2) (2) 1 (4)
3 87 64 277 - 12 10 42
Realised non-hedge derivatives (13) (13) (5) (45) (2) (2) (1) (7)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (10) 75 58 232 (1) 10 9 35
Capital expenditure 42 24 20 119 6 3 3 18
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Australia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
SUNRISE DAM
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - ooo tons 98 117 - 354 108 128 - 390
Treated - 000 tonnes / - 000 tons 72 129 - 311 79 142 - 343
Yield - g/t / - oz/t 7.74 5.87 - 6.67 0.226 0.171 - 0.194
Gold produced - kg / - oz (000) 557 757 - 2,073 18 24 - 67
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 2,018 2,561 2,938 9,994 2,639 3,350 3,843 13,072
Treated - 000 tonnes / - 000 tons 997 842 934 3,656 1,099 929 1,030 4,030
Stripping ratio - t (mined total-mined ore) / t mined ore 3.36 6.29 5.40 4.49 3.36 6.29 5.40 4.49
Yield - g/t / - oz/t 4.20 3.10 2.69 3.39 0.123 0.090 0.078 0.099
Gold produced - kg / - oz (000) 4,189 2,609 2,866 12,377 135 84 92 398
TOTAL
Yield
1
- g/t / - oz/t 4.20 3.10 2.69 3.39 0.123 0.090 0.078 0.099
Gold produced - kg / - oz (000) 4,746 3,366 2,866 14,450 153 108 92 465
Gold sold - kg / - oz (000) 4,899 3,194 2,856 14,413 158 103 92 463
Price received - R/kg / - $/oz - sold 144,920 183,514 107,342 146,149 625 794 515 663
Total cash costs - R/kg / - $/oz - produced 68,640 80,232 48,903 65,877 293 346 231 298
Total production costs - R/kg / - $/oz - produced 86,512 98,305 81,376 82,908 369 425 384 376
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 3,786 2,930 2,112 2,992 121.72 94.21 67.89 96.18
Actual - g / - oz 4,354 2,867 2,552 3,156 140.00 92.18 82.06 101.48
FINANCIAL RESULTS (MILLION)
Gold income
620 454 287 1,848 86 64 44 271
Cost of sales 402 335 262 1,173 55 47 40 171
Cash operating costs 308 259 132 903 42 36 20 131
Other cash costs 17 12 8 49 2 2 1 7
Total cash costs 326 270 140 952 45 37 21 139
Rehabilitation and other non-cash costs 1 (3) 47 1 - - 7 -
Production costs 327 267 187 953 45 37 28 139
Amortisation of tangible assets 84 64 46 245 11 9 7 36
Inventory change (8) 4 29 (25) (1) 1 5 (4)
218 119 25 675 30 17 4 100
Realised non-hedge derivatives 90 132 19 259 13 18 3 37
Gross profit excluding the effect of unrealised non-hedge derivatives 308 251 44 934 43 35 7 137
Capital expenditure 27 56 60 163 4 8 9 24
1
Total yield excludes the underground operations.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
ANGLOGOLD ASHANTI BRASIL MINERAÇÃO
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons
251
255
212
877
276
281
233
967
Treated
- 000 tonnes / - 000 tons
233
254
237
859
257
280
261
947
Yield
- g/t
/ - oz/t
7.97
7.13
7.16
7.60
0.232
0.208
0.209
0.222
Gold produced
- kg
/ - oz (000)
1,855
1,808
1,696
6,527
60
58
55
210
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes / - 000 tons
-
-
37
-
-
-
41
-
Yield
- g/t
/ - oz/t
-
-
2.30
-
-
-
0.067
-
Gold produced
- kg
/ - oz (000)
-
-
85
-
-
-
3
-
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons
873
1,081
846
4,010
963
1,192
933
4,421
Placed
1
- 000 tonnes / - 000 tons
57
76
68
252
63
84
74
278
Stripping ratio
- t (mined total-mined ore) / t mined ore
14.25
13.22
11.40
14.91
14.25
13.22
11.40
14.91
Yield
2
- g/t
/ - oz/t
10.80
7.01
4.38
7.87
0.315
0.205
0.128
0.230
Gold placed
3
- kg
/ - oz (000)
617
533
296
1,984
20
17
10
64
Gold produced
- kg
/ - oz (000)
302
290
287
1,007
10
9
9
32
TOTAL
Yield
4
- g/t
/ - oz/t
7.97
7.13
7.16
7.60
0.232
0.208
0.209
0.222
Gold produced
- kg
/ - oz (000)
2,156
2,098
2,068
7,533
69
67
66
242
Gold sold
- kg
/ - oz (000)
2,095
2,045
2,037
7,703
67
66
65
248
Price received
- R/kg
/ - $/oz
- sold
174,394
136,910
94,047
134,572
746
592
451
609
Total cash costs
- R/kg
/ - $/oz
- produced
45,050
47,496
39,945
42,816
192
207
190
195
Total production costs
- R/kg
/ - $/oz
- produced
68,934
59,868
50,386
58,713
293
260
240
266
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
620
627
562
555
19.94
20.16
18.06
17.83
Actual
- g
/ - oz
568
573
664
526
18.25
18.42
21.34
16.90
FINANCIAL RESULTS (MILLION)
Gold income
281
244
171
881
38
34
26
128
Cost of sales
134
117
114
441
18
16
17
65
Cash operating costs
94
97
80
312
13
14
12
46
Other cash costs
3
3
2
10
-
-
-
2
Total cash costs
97
100
83
323
13
14
13
47
Rehabilitation and other non-cash costs
18
1
1
21
2
-
-
3
Production costs
115
101
84
343
16
14
13
50
Amortisation of tangible assets
34
25
21
99
5
3
3
14
Inventory change
(14)
(8)
9
(2)
(2)
(1)
1
-
147
127
58
440
20
18
9
64
Realised non-hedge derivatives
84
36
20
156
12
5
3
22
Gross profit excluding the effect of unrealised non-hedge derivatives
231
163
78
596
32
23
12
86
Capital expenditure
300
362
180
1,134
41
52
28
168
1
Tonnes / Tons placed onto leach pad
3
Gold placed into leach paid inventory
2
Gold placed / tonnes (tons) placed
4
Total yield represents underground operations
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Brazil
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
SERRA GRANDE - Attributable 50%
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes / - 000 tons 99 107 96 401 110 118 105 442
Treated - 000 tonnes / - 000 tons 97 104 97 402 107 115 106 443
Yield - g/t / - oz/t 7.69 7.29 7.67 7.51 0.224 0.213 0.224 0.219
Gold produced - kg / - oz (000) 747 760 741 3,017 24 24 24 97
Gold sold - kg / - oz (000) 681 725 745 2,952 22 23 24 95
Price received - R/kg / - $/oz - sold 157,880 122,529 99,723 116,978 670 541 479 537
Total cash costs - R/kg / - $/oz - produced 48,667 43,943 36,418 43,031 207 194 174 198
Total production costs - R/kg / - $/oz - produced 71,232 57,431 49,378 57,627 304 253 236 265
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 919 1,039 839 973 29.56 33.41 26.98 31.28
Actual - g / - oz 887 945 982 946 28.50 30.37 31.58 30.42
FINANCIAL RESULTS (MILLION)
Gold income
85 77 65 294 12 11 10 43
Cost of sales 46 41 35 165 6 6 5 24
Cash operating costs 34 31 26 121 5 4 4 18
Other cash costs 2 3 1 9 - - - 1
Total cash costs 36 33 27 130 5 5 4 19
Rehabilitation and other non-cash costs (1) - - (1) - - - -
Production costs 35 33 27 129 5 5 4 19
Amortisation of tangible assets 18 10 10 45 3 1 1 7
Inventory change (7) (3) (2) (9) (1) - - (1)
39 36 30 129 5 5 5 19
Realised non-hedge derivatives 22 12 9 51 3 2 1 8
Gross profit excluding the effect of unrealised non-hedge derivatives 62 48 39 180 8 7 6 26
Capital expenditure 15 16 12 57 2 2 2 8
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
BIBIANI
OPERATING RESULTS
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/ - 000 tons
347
597
-
2,129
383
659
-
2,346
Yield
- g/t
/ - oz/t
0.43
0.44
-
0.55
0.013
0.013
-
0.016
Gold produced
- kg
/ - oz (000)
150
263
-
1,163
5
8
-
37
OPEN-PIT OPERATION
Mined
- 000 tonnes
/ - 000 tons
-
-
304
-
-
-
335
-
Treated
- 000 tonnes
/ - 000 tons
-
-
601
-
-
-
663
-
Stripping ratio
- t (mined total-mined ore) / t mined ore
-
-
5.46
-
-
-
5.46
-
Yield
- g/t
/ - oz/t
-
-
1.28
-
-
-
0.037
-
Gold in ore
- kg
/ - oz (000)
-
-
104
-
-
-
3
-
Gold produced
- kg
/ - oz (000)
-
-
768
-
-
-
25
-
TOTAL
Yield
1
- g/t
/ - oz/t
0.43
0.44
-
0.55
0.013
0.013
-
0.016
Gold produced
- kg
/ - oz(000)
150
263
768
1,163
5
8
25
37
Gold sold
- kg
/ - oz (000)
139
283
768
1,119
4
9
25
36
Price received
- R/kg
/ - $/oz
- sold
144,824
142,948
98,691
127,044
606
622
469
593
Total cash costs
- R/kg
/ - $/oz
- produced
121,324
163,285
69,913
95,581
508
704
334
437
Total production costs
- R/kg
/ - $/oz
- produced
(70,202)
197,243
128,268
98,495
(315)
853
608
464
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
899
899
268
894
28.89
28.89
8.61
28.74
Actual
- g
/ - oz
390
476
968
605
12.54
15.30
31.11
19.46
FINANCIAL RESULTS (MILLION)
Gold income
20
40
73
142
3
6
11
21
Cost of sales
(12)
54
112
110
(2)
7
17
17
Cash operating costs
17
42
50
106
2
6
8
15
Other cash costs
1
1
4
6
-
-
1
1
Total cash costs
18
43
54
111
2
6
8
16
Rehabilitation and other non-cash costs
(30)
3
37
(22)
(4)
-
6
(3)
Production costs
(12)
46
91
88
(2)
6
14
13
Amortisation of tangible assets
1
6
10
26
-
1
1
4
Inventory change
(1)
2
12
(5)
-
-
2
(1)
32
(13)
(39)
33
4
(2)
(6)
5
Realised non-hedge derivatives
-
-
3
-
-
-
-
-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives
32
(13)
(36)
33
4
(2)
(6)
5
Capital expenditure
1
1
4
3
-
-
1
-
1
Total yield represents surface and dump reclamation
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
IDUAPRIEM - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes
/ - 000 tons
5,421
4,568
4,580
19,212
5,975
5,035
5,049
21,178
Treated
- 000 tonnes
/ - 000 tons
719
784
846
2,992
792
865
933
3,298
Stripping ratio
- t (mined total-mined ore) / t mined ore
5.69
5.45
4.40
5.02
5.69
5.45
4.40
5.02
Yield
- g/t
/ - oz/t
1.70
1.73
1.63
1.74
0.049
0.051
0.048
0.051
Gold in ore
- kg
/ - oz (000)
1,339
1,455
1,576
5,463
43
47
51
176
Gold produced
- kg
/ - oz (000)
1,219
1,360
1,381
5,196
39
44
44
167
Gold sold
- kg
/ - oz (000)
1,112
1,434
1,515
5,027
36
46
49
162
Price received
- R/kg
/ - $/oz
- sold
115,606
116,840
95,533
110,458
495
507
457
509
Total cash costs
- R/kg
/ - $/oz
- produced
85,886
77,622
83,222
79,733
366
338
397
368
Total produced costs
- R/kg
/ - $/oz
- produced
104,967
103,239
107,588
103,544
446
449
513
478
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
583
592
708
616
18.74
19.02
22.77
19.80
Actual
- g
/ - oz
568
648
648
619
18.27
20.83
20.85
19.90
FINANCIAL RESULTS (MILLION)
Gold income
106
146
133
472
15
20
20
70
Cost of sales
117
149
175
506
16
21
27
75
Cash operating costs
98
101
108
391
13
14
17
58
Other cash costs
6
5
7
23
1
1
1
4
Total cash costs
105
106
115
414
14
15
18
61
Rehabilitation and other non-cash costs
(9)
(2)
9
(8)
(1)
-
1
(1)
Production costs
96
103
124
406
13
14
19
60
Amortisation of tangible assets
29
33
29
117
4
5
4
17
Inventory change
(8)
13
22
(18)
(1)
2
3
(3)
(11)
(3)
(42)
(33)
(1)
(1)
(6)
(5)
Realised non-hedge derivatives
23
21
12
83
3
3
2
12
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives
12
19
(30)
49
2
3
(5)
7
Capital expenditure
17
10
8
31
2
1
1
5
1
Total yield excludes the heap leach operation.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Ghana
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
OBUASI
OPERATING RESULTS
UNDERGROUND OPERATION
Mined
- 000 tonnes
/ - 000 tons
584
566
568
2,332
643
624
626
2,570
Treated
- 000 tonnes
/ - 000 tons
560
576
543
2,251
618
635
598
2,481
Yield
- g/t
/ - oz/t
4.61
4.05
4.87
4.39
0.134
0.118
0.142
0.128
Gold produced
- kg
/ - oz (000)
2,583
2,331
2,644
9,879
83
75
85
318
SURFACE AND DUMP RECLAMATION
Treated
- 000 tonnes
/ - 000 tons
615
677
502
2,481
677
747
553
2,735
Yield
- g/t
/ - oz/t
0.44
0.51
0.47
0.51
0.013
0.015
0.014
0.015
Gold produced
- kg
/ - oz (000)
270
349
236
1,273
9
11
8
41
OPEN-PIT OPERATION
Mined
- 000 tonnes
/ - 000 tons
402
425
339
1,903
443
469
374
2,097
Treated
- 000 tonnes
/ - 000 tons
402
425
256
1,512
443
469
282
1,667
Stripping ratio
- t (mined total-mined ore) / t mined ore
-
-
4.37
0.26
-
-
4.37
0.26
Yield
- g/t
/ - oz/t
0.47
0.56
0.89
0.59
0.014
0.016
0.026
0.017
Gold in ore
- kg
/ - oz (000)
189
237
-
1,192
6
8
-
38
Gold produced
- kg
/ - oz (000)
189
237
227
888
6
8
7
29
TOTAL
Yield
1
- g/t
/ - oz/t
4.61
4.05
4.87
4.39
0.134
0.118
0.142
0.128
Gold produced
- kg
/ - oz (000)
3,041
2,916
3,107
12,040
98
94
100
387
Gold sold
- kg
/ - oz (000)
3,082
2,916
3,248
11,719
99
94
104
377
Price received
- R/kg
/ - $/oz
- sold
116,635
109,146
95,609
108,346
501
474
457
498
Total cash costs
- R/kg
/ - $/oz
- produced
102,684
89,549
75,184
86,508
437
388
357
395
Total production costs
- R/kg
/ - $/oz
- produced
166,564
134,636
112,164
131,398
713
584
535
600
PRODUCTIVITY PER EMPLOYEE
2
Target
- g
/ - oz
216
221
347
219
6.93
7.10
11.17
7.04
Actual
- g
/ - oz
181
165
158
172
5.83
5.32
5.08
5.52
FINANCIAL RESULTS (MILLION)
Gold income
299
261
283
1,050
41
36
43
155
Cost of sales
518
402
346
1,562
71
56
53
229
Cash operating costs
295
246
219
983
40
34
33
144
Other cash costs
18
15
15
58
2
2
2
9
Total cash costs
312
261
234
1,042
43
36
36
153
Retrenchment costs
104
-
-
104
15
-
-
15
Rehabilitation and other non-cash costs
(22)
9
8
(10)
(3)
1
1
(1)
Production costs
394
270
241
1,136
54
38
37
166
Amortisation of tangible assets
112
123
111
446
15
17
17
66
Inventory change
12
9
(6)
(20)
2
2
(1)
(3)
(219)
(141)
(64)
(512)
(30)
(20)
(10)
(74)
Realised non-hedge derivatives
60
57
28
220
8
8
4
33
Gross (loss) excluding the effect of unrealised non-hedge derivatives
(159)
(84)
(36)
(292)
(22)
(12)
(5)
(42)
Capital expenditure
216
140
193
613
30
19
30
91
1
Total yield represents underground operations.
Rounding of figures may results in computational discrepancies.
Rand / Metric
Dollar / Imperial

Guinea
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
SIGUIRI - Attributable 85%
OPERATING RESULTS
OPEN-PIT OPERATION
Mined
- 000 tonnes
/ - 000 tons
4,765
3,915
5,827
19,293
5,252
4,315
6,423
21,267
Treated
- 000 tonnes
/ - 000 tons
2,182
1,714
1,548
6,993
2,405
1,889
1,706
7,709
Stripping ratio
- t (mined total-mined ore) / t mined ore
1.01
1.08
1.69
1.26
1.01
1.08
1.69
1.26
Yield
- g/t
/ - oz/t
1.08
1.09
1.12
1.08
0.032
0.032
0.033
0.032
Gold produced
- kg
/ - oz (000)
2,364
1,862
1,736
7,586
76
60
56
244
HEAP LEACH OPERATION
Gold produced
- kg
/ - oz (000)
42
79
201
362
1
3
6
12
TOTAL
Yield
1
- g/t
/ - oz/t
1.08
1.09
1.12
1.08
0.032
0.032
0.033
0.032
Gold produced
- kg
/ - oz (000)
2,406
1,940
1,936
7,948
77
62
62
256
Gold sold
- kg
/ - oz (000)
2,402
1,755
1,936
7,758
77
56
62
249
Price received
- R/kg
/ - $/oz
- sold
125,385
115,096
96,234
114,730
539
502
460
524
Total cash costs
- R/kg
/ - $/oz
- produced
89,572
100,179
72,822
87,571
383
435
341
399
Total production costs
- R/kg
/ - $/oz
- produced
136,464
129,505
106,570
121,156
584
562
502
552
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
522
463
959
472
16.78
14.88
30.82
15.17
Actual
- g
/ - oz
619
494
534
508
19.89
15.88
17.17
16.33
FINANCIAL RESULTS (MILLION)
Gold income
270
173
171
778
37
24
26
114
Cost of sales
324
224
183
895
45
31
28
130
Cash operating costs
175
143
124
567
24
20
19
83
Other cash costs
41
51
14
129
6
7
2
19
Total cash costs
216
194
138
696
30
27
21
102
Rehabilitation and other non-cash costs
23
1
(3)
28
3
-
-
4
Production costs
239
196
135
724
33
27
21
106
Amortisation of tangible assets
87
54
62
233
12
8
9
34
Inventory change
(2)
(25)
(14)
(62)
-
(3)
(2)
(10)
(53)
(51)
(12)
(116)
(7)
(7)
(2)
(16)
Realised non-hedge derivatives
31
29
15
112
4
4
2
17
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives
(23)
(22)
3
(5)
(3)
(3)
1
-
Capital expenditure
23
22
18
94
3
3
3
14
1
Total yield excludes the heap leach operation.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
MORILA - Attributable 40%
OPERATING RESULTS
OPEN-PIT OPERATION
1
Volume mined
- 000 bcm
/ - 000 bcy
661
700
1,176
3,228
864
915
1,538
4,222
Mined
- 000 tonnes
/ - 000 tons
1,834
1,945
2,719
8,605
2,022
2,144
2,997
9,485
Treated
- 000 tonnes
/ - 000 tons
434
403
378
1,655
479
444
417
1,825
Stripping ratio
- t (mined total-mined ore) / t mined ore
4.03
2.85
2.09
3.10
4.03
2.85
2.09
3.10
Yield
- g/t
/ - oz/t
3.46
3.85
4.80
3.88
0.101
0.112
0.140
0.113
Gold produced
- kg
/ - oz (000)
1,503
1,551
1,817
6,428
48
50
58
207
Gold sold
- kg
/ - oz (000)
1,554
1,520
1,916
6,234
50
49
62
200
Price received
- R/kg
/ - $/oz
- sold
145,100
142,018
101,211
131,821
616
622
483
607
Total cash costs
- R/kg
/ - $/oz
- produced
74,482
64,107
47,734
60,080
317
278
227
275
Total production costs
- R/kg
/ - $/oz
- produced
84,940
84,277
70,011
75,989
361
366
333
349
PRODUCTIVITY PER EMPLOYEE
1
Target
- g
/ - oz
2,715
2,477
2,115
2,552
87.28
79.65
68.00
82.04
Actual
- g
/ - oz
1,132
1,178
2,051
1,221
36.39
37.87
65.94
39.26
FINANCIAL RESULTS (MILLION)
Gold income
226
216
194
822
31
30
30
122
Cost of sales
131
120
142
468
18
17
22
69
Cash operating costs
96
84
73
329
13
12
11
48
Other cash costs
16
15
14
58
2
2
2
9
Total cash costs
112
99
87
386
15
14
13
57
Rehabilitation and other non-cash costs
(11)
1
1
(10)
(2)
-
-
(1)
Production costs
101
100
88
377
14
14
13
56
Amortisation of tangible assets
27
31
40
112
4
4
6
17
Inventory change
3
(11)
15
(21)
-
(1)
2
(3)
95
96
52
354
13
14
8
52
Realised non-hedge derivatives
-
-
-
-
-
-
-
-
Gross profit excluding the effect of unrealised non-hedge derivatives
95
96
52
354
13
14
8
52
Capital expenditure
4
-
6
8
1
-
1
1
1
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
SADIOLA - Attributable 38%
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm
/ - 000 bcy
1,343
996
978
4,363
1,756
1,302
1,279
5,707
Mined
- 000 tonnes
/ - 000 tons
2,772
1,984
2,013
8,904
3,056
2,187
2,219
9,815
Treated
- 000 tonnes
/ - 000 tons
449
502
502
1,832
495
553
554
2,020
Stripping ratio
- t (mined total-mined ore) / t mined ore
3.61
4.18
1.52
3.29
3.61
4.18
1.52
3.29
Yield
- g/t
/ - oz/t
3.44
2.85
2.63
3.22
0.100
0.083
0.077
0.094
Gold produced
- kg
/ - oz (000)
1,546
1,430
1,323
5,898
50
46
43
190
Gold sold
- kg
/ - oz (000)
1,369
1,498
1,370
5,722
44
48
44
184
Price received
- R/kg
/ - $/oz
- sold
143,908
142,917
101,716
131,939
612
625
485
606
Total cash costs
- R/kg
/ - $/oz
- produced
65,107
63,739
59,678
58,876
277
278
284
270
Total production costs
- R/kg
/ - $/oz
- produced
77,704
79,042
72,230
73,025
331
344
344
335
PRODUCTIVITY PER EMPLOYEE
1
Target
- g
/ - oz
1,839
2,066
2,192
1,885
59.12
66.41
70.47
60.62
Actual
- g
/ - oz
1,350
1,339
1,629
1,347
43.40
43.03
52.38
43.32
FINANCIAL RESULTS (MILLION)
Gold income
197
214
139
755
27
30
21
111
Cost of sales
107
115
92
421
15
16
14
62
Cash operating costs
87
76
69
294
12
11
11
43
Other cash costs
14
15
10
53
2
2
1
8
Total cash costs
101
91
79
347
14
13
12
51
Rehabilitation and other non-cash costs
(6)
(1)
-
(1)
(1)
-
-
-
Production costs
94
90
79
346
13
13
12
51
Amortisation of tangible assets
26
23
17
84
4
3
3
12
Inventory change
(13)
2
(3)
(10)
(2)
-
(1)
(1)
90
99
47
334
12
14
7
49
Realised non-hedge derivatives
-
-
-
-
-
-
-
-
Gross profit excluding the effect of unrealised non-hedge derivatives
90
99
47
334
12
14
7
49
Capital expenditure
13
4
8
28
2
1
1
4
1
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Mali
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
YATELA - Attributable 40%
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes
/ - 000 tons
1,821
1,417
1,265
5,745
2,007
1,562
1,394
6,333
Placed
1
- 000 tonnes
/ - 000 tons
363
267
328
1,282
400
295
362
1,413
Stripping ratio
- t (mined total-mined ore) / t mined ore
8.66
12.80
4.97
5.50
8.66
12.80
4.97
5.50
Yield
2
- g/t
/ - oz/t
3.88
2.97
3.73
4.12
0.113
0.087
0.109
0.120
Gold placed
3
- kg
/ - oz (000)
1,408
793
1,225
5,278
45
25
39
170
Gold produced
- kg
/ - oz (000)
1,061
1,048
972
4,374
34
34
31
141
Gold sold
- kg
/ - oz (000)
1,048
1,079
997
4,328
34
35
32
139
Price received
- R/kg
/ - $/oz
- sold
144,129
141,828
102,055
131,547
615
620
487
605
Total cash costs
- R/kg
/ - $/oz
- produced
51,776
53,712
43,556
49,469
222
234
208
228
Total production costs
- R/kg
/ - $/oz
- produced
45,489
93,736
60,795
65,402
195
398
290
299
PRODUCTIVITY PER EMPLOYEE
4
Target
- g
/ - oz
1,236
1,231
1,127
1,272
39.75
39.58
36.24
40.89
Actual
- g
/ - oz
1,470
1,455
1,434
1,514
47.25
46.78
46.11
48.69
FINANCIAL RESULTS (MILLION)
Gold income
151
153
102
569
21
22
16
84
Cost of sales
48
98
64
271
7
13
10
40
Cash operating costs
44
46
35
176
6
6
5
26
Other cash costs
11
11
7
40
1
2
1
6
Total cash costs
55
56
42
216
8
8
7
32
Rehabilitation and other non-cash costs
(31)
4
-
(22)
(4)
1
-
(3)
Production costs
24
60
43
194
3
8
7
29
Amortisation of tangible assets
24
38
16
92
3
5
3
13
Inventory change
-
-
5
(15)
-
-
1
(2)
103
55
38
298
14
8
6
44
Realised non-hedge derivatives
-
-
-
-
-
-
-
-
Gross profit excluding the effect of unrealised non-hedge derivatives
103
55
38
298
14
8
6
44
Capital expenditure
5
2
1
7
1
-
-
1
1 Tonnes / Tons placed on to leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Namibia
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
NAVACHAB
OPERATING RESULTS
OPEN-PIT OPERATION
1
Volume mined
- 000 bcm
/ - 000 bcy
856
841
295
3,142
1,120
1,101
386
4,109
Mined
- 000 tonnes
/ - 000 tons
2,133
2,096
922
7,829
2,351
2,310
1,016
8,630
Treated
- 000 tonnes
/ - 000 tons
379
413
303
1,490
418
455
334
1,642
Stripping ratio
- t (mined total-mined ore) / t mined ore
5.83
10.09
1.66
8.30
5.83
10.09
1.66
8.30
Yield
- g/t
/ - oz/t
1.63
1.72
2.30
1.81
0.048
0.050
0.067
0.053
Gold produced
- kg
/ - oz (000)
617
711
696
2,690
20
23
22
86
Gold sold
- kg
/ - oz (000)
544
695
698
2,548
17
22
22
82
Price received
- R/kg
/ - $/oz
- sold
146,335
143,884
101,269
131,942
619
627
482
608
Total cash costs
- R/kg
/ - $/oz
- produced
70,764
58,677
54,386
57,716
303
255
259
265
Total production costs
- R/kg
/ - $/oz
- produced
96,078
74,494
33,958
75,801
412
324
156
348
PRODUCTIVITY PER EMPLOYEE
Target
- g
/ - oz
756
799
763
791
24.32
25.70
24.52
25.43
Actual
- g
/ - oz
654
769
758
716
21.04
24.71
24.37
23.03
FINANCIAL RESULTS (MILLION)
Gold income
80
100
71
336
11
14
11
50
Cost of sales
48
54
25
188
7
8
4
28
Cash operating costs
42
41
38
152
6
6
6
22
Other cash costs
2
1
-
3
-
-
-
-
Total cash costs
44
42
38
155
6
6
6
23
Rehabilitation and other non-cash costs
4
-
(42)
4
1
-
(7)
1
Production costs
48
42
(4)
160
7
6
(1)
24
Amortisation of tangible assets
11
11
28
44
2
2
4
7
Inventory change
(12)
1
1
(16)
(2)
-
-
(2)
32
46
46
148
4
6
7
22
Realised non-hedge derivatives
-
-
-
-
-
-
-
-
Gross profit excluding the effect of unrealised non-hedge derivatives
32
46
46
148
4
6
7
22
Capital expenditure
18
5
12
33
3
1
2
5
1
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Tanzania
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
GEITA
OPERATING RESULTS
OPEN-PIT OPERATION
Volume mined
- 000 bcm / - 000 bcy 5,836 6,610 4,799 22,774 7,633 8,646 6,277 29,789
Mined - 000 tonnes / - 000 tons 15,271 16,618 13,108 59,724 16,833 18,318 14,449 65,834
Treated - 000 tonnes / - 000 tons 1,437 1,545 1,545 5,691 1,583 1,703 1,703 6,273
Stripping ratio - t (mined total-mined ore) / t mined ore 8.00 11.33 8.53 9.87 8.00 11.33 8.53 9.87
Yield - g/t / - oz/t 1.73 1.48 2.41 1.68 0.050 0.043 0.070 0.049
Gold produced - kg / - oz (000) 2,478 2,280 3,730 9,588 80 73 120 308
Gold sold - kg / - oz (000) 2,617 2,020 3,398 9,666 84 65 109 311
Price received - R/kg / - $/oz - sold 143,260 142,005 104,922 131,190 608 619 503 602
Total cash costs - R/kg / - $/oz - produced 138,524 124,644 68,370 109,639 586 540 326 497
Total production costs - R/kg / - $/oz - produced 143,291 163,321 100,414 130,792 605 706 478 595
PRODUCTIVITY PER EMPLOYEE
1
Target - g / - oz 1,489 1,125 800 1,110 47.87 36.17 25.73 35.69
Actual - g / - oz 385 382 920 404 12.38 12.27 29.58 12.98
FINANCIAL RESULTS (MILLION)
Gold income
257 181 266 857 35 25 41 127
Cost of sales 377 337 313 1,287 51 47 48 189
Cash operating costs 320 270 240 988 44 38 37 144
Other cash costs 15 11 13 48 2 2 2 7
Total cash costs 335 282 253 1,036 46 39 39 151
Rehabilitation and other non-cash costs (68) 3 113 (60) (9) - 17 (8)
Production costs 267 284 365 976 36 40 56 143
Amortisation of tangible assets 80 86 7 263 11 12 1 38
Inventory change 30 (32) (59) 49 4 (4) (9) 8
(121) (156) (48) (430) (16) (22) (7) (62)
Realised non-hedge derivatives 118 105 91 411 16 15 14 61
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives (2) (51) 43 (19) - (7) 7 (2)
Capital expenditure 119 198 45 452 16 29 6 67
1
Operating results for the June 2006 quarter have been restated to reflect correct metric and imperial values
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

USA
Quarter
Quarter
Quarter
Year
Quarter
Quarter
Quarter
Year
ended
ended
ended
ended
ended
ended
ended
ended
December
September
December
December
December
September
December
December
2006
2006
2005
2006
2006
2006
2005
2006
CRIPPLE CREEK & VICTOR J.V.
OPERATING RESULTS
HEAP LEACH OPERATION
Mined
- 000 tonnes / - 000 tons 12,840 12,883 13,015 53,764 14,153 14,201 14,346 59,264
Placed
1
- 000 tonnes / - 000 tons 5,468 5,446 4,731 21,795 6,027 6,003 5,215 24,025
Stripping ratio - t (mined total-mined ore) / t mined ore 1.46 1.52 1.84 1.53 1.46 1.52 1.84 1.53
Yield
2
- g/t / - oz/t 0.48 0.65 0.62 0.54 0.014 0.019 0.018 0.016
Gold placed
3
- kg / - oz (000) 2,617 3,518 2,922 11,821 84 113 94 380
Gold produced - kg / - oz (000) 2,661 2,143 2,659 8,817 86 69 85 283
Gold sold - kg / - oz (000) 2,692 2,183 2,563 8,915 87 70 82 287
Price received - R/kg / - $/oz - sold 146,846 87,671 83,972 95,755 626 379 399 431
Total cash costs
4
- R/kg / - $/oz - produced 60,891 55,821 50,297 54,389 259 243 239 248
Total production costs - R/kg / - $/oz - produced 85,892 78,428 72,260 77,828 366 342 344 356
PRODUCTIVITY PER EMPLOYEE
Target
- g / - oz 2,675 2,991 2,725 2,713 86.00 96.15 87.62 87.23
Actual - g / - oz 2,740 2,151 2,878 2,260 88.10 69.16 92.52 72.67
FINANCIAL RESULTS (MILLION)
Gold income
286 156 147 656 39 22 23 95
Cost of sales 229 168 192 686 31 24 29 101
Cash operating costs 170 185 159 654 23 26 24 97
Other cash costs 7 3 9 23 1 - 1 3
Total cash costs 177 188 168 676 24 26 26 100
Rehabilitation and other non-cash costs 4 4 7 13 1 1 1 2
Production costs 181 192 175 690 25 27 27 102
Amortisation of tangible assets 59 58 63 265 8 8 10 39
Inventory change (12) (82) (46) (268) (1) (11) (7) (40)
58 (12) (46) (30) 8 (2) (7) (6)
Realised non-hedge derivatives 109 36 69 198 15 5 10 29
Gross profit excluding the effect of unrealised non-hedge derivatives 167 23 23 167 23 3 4 23
Capital expenditure 29 17 16 89 4 2 3 13
1
Tonnes / Tons placed onto leach pad.
2
Gold placed / tonnes (tons) placed.
3
Gold placed into leach pad inventory.
4
Total cash cost calculation includes inventory change.
Rounding of figures may result in computational discrepancies.
Rand / Metric
Dollar / Imperial

Shareholders’ notice board
Diary:
Financial year-end 31 December 2006
Annual financial statements posting on or about 19 March 2007
Annual general meeting 11:00 SA time 4 May 2007
Quarterly reports released:
Quarter ended 31 March 2007 5 May 2007
Quarter ended 30 June 2007 31 July 2007
Quarter ended 30 September 2007 1 November 2007
Quarter ended 31 December 2007 *1 February 2008
Dividends /
Dividend Number
Declared
Last date to trade
ordinary shares
cum dividend
Payment date to
shareholders
Payment date to ADS
holders
Final – No. 101 12 February 2007 2 March 2007 16 March 2007 26 March 2007
Interim – No. 102 30 July 2007* 17 August 2007* 31 August 2007* 10 September 2007*
Final – No. 103 31 January 2008* 15 February 2008* 29 February 2008* 10 March 2008*
* Approximate dates.
Dividend policy: Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of
AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the Board’s ongoing assessment of AngloGold Ashanti’s earnings, after providing for long term growth are cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bond and other factors.
Annual general meeting: Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own name in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their
CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
In line with AngloGold Ashanti’s commitment to improve its communications to shareholders, AngloGold Ashanti is in the process of of implementing a procedure to enable shareholders to cast their votes electronicallyThis service will be available to South African resident shareholders only.
Such shareholders may also use the electronic online proxy voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, it is necessary to register for the service via the following website. http:www.investorportal.co.za (click on the AngloGold Ashanti icon). A
demonstration of the electronic online proxy voting process may be viewed on           http:/www.investorportal.co.za
Registration is free of charge. The website will be available on or about 1 March 2007.
Further information will be included in the notice of the general meeting to be sent to shareholders on or about 19 March
2007.
Change of details: Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders receive dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of the annual report on Form 20-F or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. For a discussion on such risk factors, refer to AngloGold Ashanti's annual report on
Form 20-F for the year ended 31 December 2005 dated 17 March 2006, which was filed with the Securities and Exchange Commission (SEC) on 20 March 2006.
Administrative
information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South
Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young
Offices
Registered and Corporate
11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(P O Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
R M Godsell (Chief Executive Officer)
R Carvalho Silva !
N F Nicolau
S Venkatakrishnan *
Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
R E Bannerman**
Mrs E le R Bradley
C B Brayshaw
Dr S E Jonah KBE**
R Médori
~
(Alternate: P G Whitcutt)
J H Mensah**
W A Nairn (Alternate: A H Calver *)
Prof W L Nkuhlu
S R Thompson *
A J Trahar
* British
#
American
**Ghanaian
~ French
! Brazilian
Officers
Managing Secretary: Ms Y Z Simelane
Company Secretary: Ms L Eatwell
Contacts
South Africa
Charles Carter
Telephone: +27 11 637 6385
Fax: +27 11 637 6400
E-mail: cecarter@AngloGoldAshanti.com
Michael Clements
Telephone: +27 11 637 6647
Fax: +27 11 637 6400
E-mail:
mclements@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services 2004
(Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
POBox K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 238492-3
Fax: +233 21 229975
ADR Depositary
The Bank of New York ("BoNY")
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free
in USA) or +9 610 382 7836 outside
USA)
E-mail: shareowners@bankofny.com
Website: http://www.stockbny.com
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 13, 2007
By: /s/ L Eatwell
Name: Lynda Eatwell
Title:    Company Secretary